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Follow-Up Materials

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REGISTRANT'S NAME Givaudan SA

*CURRENT ADDRESS Chemin de la Parfumerie 5
CH - 1214 Vernier Switzerland

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APR 22 2004
THOMSON FINANCIAL

FILE NO. 82- 5087 FISCAL YEAR 12/31/02

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82-5087

Givaudan

Annual Report 2002

AR/S
12-31-02



Creating Sensory Advantage

Key Figures

in millions of Swiss francs, except per share data	Actual		Pro forma[1]	
	2002	2001	2002	2001
Sales	2,674	2,399	2,796	2,795
Operating profit	405	396	432	417
Operating profit margin (%)	15.2%	16.5%	15.5%	14.9%
Net income	256	274	274	280
EBITDA[2]	579	545	620	605
Earnings per share – basic (CHF)[3]	30.06	32.92	31.48	32.11
Earnings per share – diluted (CHF)[3]	30.02	32.35	31.44	32.11
Total assets	4,561	4,319		
Total liabilities	1,795	1,531		
Total equity and minority interest	2,766	2,788		
Number of employees	5,844	5,325		

1) On 2 May 2002, Givaudan SA acquired 100% control of the flavour activities of Nestlé, Vevey–Switzerland, operating under the umbrella of Food Ingredients Specialities (FIS). The income statement related figures shown in the table above are derived from the unaudited Pro forma Consolidated Income Statement as if the acquisition had occurred on 1 January 2001.
Details of the pro forma adjustments are disclosed in the notes to the Pro Forma Consolidated Income Statement on page 74.

*2) EBITDA: **E**arnings **B**efore **I**nterest (and other financial income), **T**ax, **D**epreciation and **A**mortisation.*
This corresponds to operating profit before depreciation and amortisation.

3) Assuming completion of buy back of shares and subsequent reduction of share capital, this would basically improve EPS by 8.3%.

Sales by Division (in actual terms)

Sales Flavours

CHF 1,557 million

+20.9% in Swiss francs

+29.4% in local currencies


58%
42%

Sales Fragrances

CHF 1,117 million

+0.5% in Swiss francs

+5.2% in local currencies

Total sales

CHF 2,674 million

+11.4% in Swiss francs

+18.2% in local currencies

The vanilla smell and taste

Vanillin (4-hydroxy-3 methoxybenzaldehyde) is the principal flavour component of the vanilla flavour, and may be termed one of the most universally appreciated ingredients.

Flavourists at Givaudan are confronted with a large scope of composition options, from simple to fancy to complex, and must take into account the various legislative restrictions as well as the huge variety of final applications.

Givaudan has invested heavily in researching the flavours of vanilla extracts from various geographical sources, applying the most advanced analytical methods. It is hence no surprise that new creations at Givaudan are built on a strong know-how base and the most recent analytical data.

Givaudan's flavourists apply their experience and the most innovative analytical findings to the creation of a new generation of true-to-nature flavours, and will derive other astonishingly innovative compositions to meet customer needs.

Vanilla in perfumery

Vanilla is used frequently in perfumery, for fine fragrances, toiletries, body and fabric wash. In consumer products creations with synthetic vanillin are the most frequent applications whereas in fine fragrances and luxury toiletries vanilla pods absolute is often used.

As vanilla brings a lot of sweetness, roundness and warmness, sometimes also a powdery note it is used for oriental style perfumes and sweet-cocooning toiletries that makes you feel cosy.

Table of Contents

Letter from the Chairman



In 2002 Givaudan achieved good results in a challenging business environment. Including sales of the acquired FIS business since May 2002, overall revenues increased by 11% in Swiss Francs. This business, which has been successfully integrated by the end of the year, proved to be an excellent fit and has further enhanced our leading position in the flavour industry.

Acquisitions and the corresponding integration always generate upfront restructuring costs. These costs and other one time expenses, such as project costs related to non-realised transactions and the legal merger of the Swiss operating companies, have reduced the operating profit by CHF 32 million. Despite these one time charges the operating profit increased by 2.3% to CHF 405 million, whilst in pro forma terms the increase was 3.6%.

The overall non-operating results are very satisfactory, too. Despite the substantial strengthening of the Swiss franc, which adversely affects Swiss multinational groups reporting in Swiss francs, Givaudan shows a foreign exchange gain including related derivatives. In view of the accelerated stock market drop during the year, an impairment provision was recorded in the income statement for the first time on certain equity securities in accordance with the new requirements of the International Accounting Standards. A future stock market upturn would result in gains on these positions. The impairment adjustment and realised losses on equity securities reduced the net income after taxes to CHF 256 million (CHF 274 million in 2001) and in pro forma terms, assuming the integration of FIS as from 1 January 2001, to CHF 274 million (CHF 280 million in 2001).

The balance sheet shows that Givaudan's financial situation has remained very solid, despite the FIS acquisition. Equity remains above 60% of the total balance sheet. The substantial liquid funds and marketable securities, in addition to the expected continuous free cash flow, will not only allow to return directly and indirectly funds to our shareholders but as well to finance new investments.

Consequently the Board of Directors has decided to repurchase up to a maximum of 725,627 registered Givaudan shares. A maximum buy back would reduce the present number of registered shares of 8,725,627 to 8 million shares and increase earnings per share correspondingly. This buy-back programme started on 23 October 2002. A total of 592,046 shares had been bought back by 18 February 2003, through a second trading line. The General Assembly of 2003 will vote on the reduction of our share capital by the corresponding number of repurchased shares. Irrespective of this share buy-back programme Givaudan will still be able to pursue major value creating acquisition opportunities in the future. A smaller, but targeted acquisition — the purchase of International Bioflavors Inc. (IBF), located in Wisconsin, USA — was announced in December. IBF is another good strategic fit for Givaudan as it adds complementary technologies to our savoury business.

At our Annual General Meeting in Geneva on 26 April 2002, Givaudan bid fare-well to Jean Amic who retired from the Board of Directors. Jean Amic, whose roots go back to the former perfume capital Grasse (Southern France), has spent his whole career in the fragrance industry and has in the last decade successfully integrated the French group Roure Bertrand Dupont into the Geneva-based Givaudan as the first CEO of the combined company. His term of office is being completed by Michel Bonjour, a food industry expert. At the General Assembly of 2002 Jean Amic was honoured for his contribution to the success of Givaudan and Michel Bonjour was elected as a Board member for the remaining 2 year period.

For the second consecutive year, the Givaudan shares have substantially outperformed the market. In a difficult stock market, when the Swiss Market Index fell by 27.8%, the Givaudan share price increased by 22.5%, making it one of the best performing shares of the SMI, the Swiss Market Index for the year 2002. This performance led the readers of a Swiss financial magazine to elect Givaudan as the share of the year.

The positive development of our share price does not only reflect our good business performance over the last two years. Strict corporate governance rules were established as from the first day of Givaudan's incorporation as a public company. In last year's annual report I proposed to adjust in 2003 some provisions in the articles of incorporation which were meant to protect shareholders in the initial year of the new company. I invited shareholders to express their views on the abolition of these protective articles. Based on the input I have received and discussed with the Board of Directors, we will propose to the General Assembly on 11 April 2003 to abolish art. 12, paragraph 1 number 9, which requires that for certain changes in the articles of incorporation a two third majority of the represented share votes is required. If approved, this will facilitate decision-making at shareholders meetings in the future.

Thanks to the good results achieved in 2002, the high net cash generating capacity of Givaudan and anticipating the effect of the ongoing share buy back programme, the Board of Directors will propose to the Annual General Meeting a dividend of CHF 8.10 a share, which represents an increase of 15.7% compared to 2001.

All these results reflect a fine performance of a committed, enthusiastic and professional team of managers and employees, whose talents and dedication have made it happen. My personal respect and thanks go to all of them.

Despite the generally difficult economic outlook of the Western Economies we remain confident that we will continue to improve our performance by focusing on the business we know, by investing in research and by looking for profit enhancing acquisitions. Our dedicated management team and a strong balance sheet combined with the high free cash flow generating capacity will allow us to face new challenges with confidence. Barring extraordinary events, we expect again a good overall result for 2003.

Dr Henri B. Meier
Chairman

Letter from the CEO



In the highly competitive environment of 2002, Givaudan outgrew the markets both in the Flavour Division as well as in Fragrance Consumer Products. With a sales growth of 18.2% in local currencies and 11.4% in Swiss Francs — including sales of FIS since May 2002 — we continued to expand our market position in the industry. On a pro forma basis — in which FIS is considered to be consolidated since 1 January 2001 — we maintained our healthy growth trend from last year with a sales increase of 6.1% in local currencies.

The strong results of the Flavour Division, with a sales growth of 6.7% in local currencies on a comparable pro forma basis, reinforced our position as the clear global leader in the flavours industry. This result was achieved despite the additional heavy workload due to the expeditious integration of FIS since May. The very gratifying double-digit growth of our Fragrance Consumer Products business was the key driver to the 5.2% local currency growth of the Fragrance Division.

The Fine Fragrances and Fragrance Ingredients businesses continued to be affected by the weak economy and decreased consumer confidence. However, the year-on-year double-digit growth rate of our speciality ingredients sales and our strong new molecule development pipeline give us confidence that the realignment of the product portfolio towards these higher value-added aroma chemicals is on the right track. It will have a longer term positive impact on Givaudan's performance. In line with our strategy to focus on these proprietary ingredients, we announced at the beginning of 2003 the termination of supplies of sunscreen filters out of the Givaudan Vernier site to Roche by the end of 2003. This will allow us to accelerate the restructuring of our chemical production towards higher value-added specialities.

The repositioning of our Fine Fragrance business is progressing well as planned. In April 2002, the new Fine Fragrance creation centre in downtown Paris was opened following the opening of the respective centre in Manhattan six months earlier. These two centres, which are at the heart of our customer development activities, have led to much higher interaction with our Fine Fragrance customers and to a progressive increase of brief activities which is translating into new wins.

The ongoing customer consolidation and steadily increasing price pressure in a highly competitive market continue to be major challenges. In response thereto and making use of rationalisation benefits from large volume increases in production, we also deployed the best efforts to counter the trend of basic raw material price rises and to continuously improve the supply chain. Thanks to these efforts we were able to increase the gross margin in comparable terms from 46.9% to 47.4%.

As part of our ongoing cost-efficiency programmes, we reassessed the strategy of GivaudanAccess™, our web-based product offering for a broader customer base. In view of the results achieved since the launch in the US in mid-2001 and in Europe in the first quarter 2002, we decided to bring these activities back into the core businesses, while preserving the GivaudanAccess™ brand and leveraging the benefits of the valuable development work for this very innovative and future-oriented customer interaction platform.

In line with our prudent investment policy, we held back with capital spending in 2002. The ongoing FIS integration, combined with some other strategic assessments in the first half of 2002, also led us to postpone some capital expenditure projects. The capital spending therefore reached CHF 92 million, or 3.4% of sales. In September we started with the building of additional multi-purpose capacity in our chemical factory in Vernier, in line with our new speciality ingredients strategy.

To accommodate growing demand, a further increase in capacity to produce compounds in Asia Pacific is foreseen in 2003. Additional spending will also be required for the further consolidation of the European flavour sites.

The integration of FIS, Nestlé's flavour business, for which the official closing took place on 2 May 2002, has been successfully completed. As a last step, the operation of the Kemptthal production site (Zurich, Switzerland) was transferred to Givaudan as of 1 January 2003. At year end 2002, all financial commitments regarding this acquisition, including the transfer to Nestlé of 862,562 Givaudan shares as partial payment in kind, have been met. We welcomed several hundred new colleagues who embraced our values and vision and have become an integral part of the Givaudan team as we integrated the FIS activities into our Flavour Division. Additionally, we announced on 9 July the purchase of Nestlé's research centre in Kemptthal. This transaction will be finalised in the second half of 2003. The integration of this site will allow further consolidation of our European development activities. The integration of FIS has greatly enhanced our savoury production portfolio and has already improved our win-rate in this business segment. This will be further complemented by the acquisition of International Bioflavors Inc (IBF), announced on 20 December 2002. Based in Wisconsin (USA), IBF is a technological leader in the development and production of natural cheese and dairy flavours, and will be fully integrated into our Flavours business in 2003.

We continued in 2002 with our high rate of innovation. In June, Givaudan won for the fourth time the "Technological Breakthrough of the Year" at the Annual Fragrance Foundation Awards in New York for the development of the GivaudanAccess™ platform. At the occasion of the Creation Day in Paris on 21 November, we opened the doors for investors and analysts to our state-of-the-art culinary centre, the Fine Fragrance creation centre and the perfumery school, where our specialists demonstrated how they innovate taste and smell. To get inspiration from nature for new creative ideas, Givaudan experts carried out further ScentTrek™ expeditions in Africa. To explore ethnic cuisines, specific TasteTrek™ missions were conducted in Latin America and Asia.

Our research centres for Fragrances located in Dübendorf (Zurich, Switzerland) and for Flavours, in Cincinnati (Ohio, USA), filed a total of 37 patent applications. In 2002, three new ingredients out of our research were added to our



perfumers' palette. Our development pipeline continues to be upgraded with molecules at various stages of evaluation, which will allow us to maintain our rate of introduction of new molecules in the years to come. Basic research continued with their quest to understand the molecular biology of taste and smell. In Cincinnati, improvements in vanilla extraction processes and further advances in the area of citrus building blocks were the cornerstones of last year's research programme. In the area of devices, Givaudan developed new creation tools that allow on-line development of aromas and scents. These tools will allow us to develop new concepts and bring new products to our customers in a more interactive way, thereby further increasing customer intimacy.

Our continuous efforts and investments in safety and environmental protection are paying off. There were no major incidents in any of our plants despite record volumes in production in most of our sites. After Vernier in 2001, our chemical manufacturing site in Sant Celoni (Spain) also gained ISO 14001 certification for environmental management.

Worldwide headcount increased last year by 519 to reach a total of 5,844 employees. This is primarily due to the FIS acquisition and the ongoing support of our growth activities in the Asia Pacific region. Our corporate talent management programme has been further enhanced to ensure that we develop future leaders from within and that our employees can work together as a global team across geographic and functional boundaries.

We focused in 2002 on growing our business organically and through selective acquisitions. We developed specific programmes to improve win rates through customer intimacy, fostering innovation and driving operational efficiency. Our product offering was broadened by complementary acquisitions. We will continue to focus on our intrinsic know-how to drive profitable growth. In this way, we will achieve our goal of becoming the undisputed global expert in smell and taste. We are confident that our efforts will lead to a further improved performance in 2003.

Dr Juerg Witmer
Chief Executive Officer



Fragrance Division

The vanilla plant...

... belongs to the climbing orchid family. It exists in more than 100 different varieties, of which just three – *Vanilla planifolia, Vanilla tahitensis* and *Vanilla pompona* – are cultivated and used in the extraction of flavourings. The plant grows almost exclusively in humid subtropical climates 20° north and south of the equator, and thrives only in good soil. It can grow to heights of up to 15 m, but is usually kept trimmed to about 1.75 m for cultivation purposes. Its stem is fleshy with a radius of 10 - 15 mm, and the leaves are thick and flat, with a lustrous green colour. Like all climbing plants it needs a support on which to grow to its full height. The advantage of growing on a tree is that it is provided with shelter from excessive exposure to the sun and strong winds. The tree must have deep roots so that nutrition in the upper soil layers, where the vanilla takes root, is not depleted.

In Madagascar, the vanilla tends to attach itself to acacia-like trees, in Réunion it grows between the sugar cane, and in the Comoros it thrives under the cocoa trees. The plant starts producing fruit after four or five years, and is usually exhausted after ten years.

Fragrance Division

Year 2001
Year 2002
in millions of Swiss francs and in per cent. of sales


1,000
800
600
400
200
0
1,112
1,117
Sales


19.3%
19.3%
200
150
100
50
0
215
215
EBITDA


15.7%
15.4%
175
150
125
100
75
50
25
0
175
172
Operating Profit

EBITDA: **E**arnings **B**efore **I**nterest (and other financial income), **T**ax, **D**epreciation and **A**mortisation. This corresponds to operating profit before depreciation and amortisation.

In 2002, the Fragrance Division recorded sales of CHF 1,117 million, which represents a growth of 0.5% in Swiss Francs and a 5.2% increase in local currencies compared to 2001.

In a challenging economic environment, the operating profit of CHF 172 million compared to last year could be maintained, achieving an operating margin of 15.4%.

The Consumer Products business unit continued its strong performance from 2001 with double-digit sales growth in local currencies. Fine Fragrance sales were still impacted by the difficult economic environment and high levels of inventories with our customers. However, the briefing activity for new projects substantially increased.

Sales of the Fragrance Ingredients business slightly decreased compared to last year, mainly due to price pressure on commodity ingredients. The strategy to realign the product portfolio to proprietary speciality aroma chemicals was vigorously continued. Sales of new specialities showed double-digit growth. The production of Lilial™ is being discontinued. The production of sunscreen filters for Roche will be phased out over 2003. The respective supply contracts have been terminated as announced on 16 January 2003.

In line with the new strategy defined towards the end of the year, the commercial integration of our web-based product offering, GivaudanAccess™, into the divisions has been initiated. A central platform serving both divisions is being maintained in the meantime.

Fine Fragrances

Overall, the global Fine Fragrance market declined in 2002 to levels below those of 2001, continuing to reflect the present state of the economy and consumer confidence. Most manufacturers reported weak Fine Fragrance sales for the important end-of-year season. Levels of customer inventories, as well as the continuing changes in channels of distribution, further exacerbated the current problems associated with the Fine Fragrance industry. The only areas of growth were generated by the Speciality Retail and Direct Selling segments of the business.

Although the pace of new product introductions continued to increase, these were mainly for smaller new brands or seasonal variants of existing brands. At the retail end, this led to an increased erosion of existing sales of products to unprecedented levels. Although several new products created by Givaudan were introduced during the year, the revenue generated did not compensate sufficiently for the loss of business from existing brands.

In spite of the current market situation, Givaudan is committed to growing market share in this important segment of the business.



The Fine Fragrance market represents the creative "cutting edge" of the perfumery industry. Our strategy to reposition Givaudan as a creative leader for Fine Fragrances was further enhanced by the opening in April 2002 of the new creative centre in the heart of Paris. This centre complements the one which was opened in midtown Manhattan at the end of October 2001. Both centres are now fully operational and allow Givaudan's clients, in the key markets of New York and Paris, to interact directly with our creative talent. Clients are able to benefit from the creative teams on both sides of the Atlantic, providing Givaudan with a competitive advantage for global projects. The close proximity to our clients has led to a substantial increase of new briefing opportunities, resulting in several new wins already launched in 2002 and some planned for launch in 2003. However, our clients for the most part remain cautious about the outlook during the first half of 2003, as consumer confidence remains at a low level.

Several new products were launched in 2002, which were created by Givaudan perfumers. Among these were:

Women's Fragrances

- *"Cindy Crawford"* by Wella
- *"Eau de Parfum for Women"* by Gucci
- *"Forever Elizabeth"* by Elizabeth Arden
- *"Opium Summer"* by Yves Saint Laurent
- *"Paul Smith for Women"* by Interparfums
- *"Sheer Obsession"* by Calvin Klein
- *"Versace Jeans for Women"* by Giver

Men's Fragrances

- *"Cerruti 1881 Amber for Men"* by Unilever
- *"Marc Jacobs Men"* by LVMH
- *"Truth for Men"* by Calvin Klein
- *"Paul Smith for Men"* by Interparfums
- *"Puma for Men"* by Wella
- *"ST Dupont for Men"* by Interparfums

The Speciality Retail and Direct Selling segments of Fine Fragrances demonstrated consistent real growth throughout 2002. Givaudan continues to be a key partner for clients working in these two segments. Several new product introductions created by Givaudan were recorded in 2002, which will also have a beneficial effect through 2003.

Each year, different organisations within the Fragrance industry in various locations around the world, honour creativity and innovative technology. Foremost among these are The Fragrance Foundation Awards or "FiFi" Awards given at the annual ceremony in New York and which honour creative excellence and innovation. In 2002, "Higher for Men" by Christian Dior and "Little Black Dress for Women" by Avon each received a "FiFi" award. Both of these fragrances were created by Givaudan perfumers. Furthermore, Givaudan received a "FiFi" Award for "Technological Breakthrough of the Year" for its web-based product offering GivaudanAccess™. This is the second consecutive year and the fourth "FiFi" Award overall within six years in this important category. Other prizes awarded to products created by Givaudan perfumers include the "International Award for Young Perfumers" which was awarded to a student of Givaudan's perfumery school in Paris. His creation was chosen from amongst 63 propositions received from young perfumers all over the world. Similarly, at the annual meeting of the "American Society of Perfumers", the award for the "Best Classic Men's Fragrance" was given to "Grey Flannel" by Geoffrey Beene, a past Givaudan success. At the 10th "Prêmio de Atualidade Cosmética", the Brazilian "FiFi" ceremony, "Lhotse" from O'Boticário was awarded the prize for the "Best Masculine Creation" of the year 2002, underlining Givaudan's improving position in the growing Latin American Fine Fragrance market.

Consumer Products

The Consumer Products business unit clearly outgrew the market with double digit growth in local currencies, an excellent result achieved despite strong price pressure and intense competition. This reflects the fact that over the last few years Givaudan has focussed its efforts on supporting key clients and their strategic initiatives, which has helped to substantially improve its win rate.

While China remained the top growth market, North America and Europe showed record levels of growth against last year, which allowed Givaudan to gain market share in these mature markets and with key customers. Strong sales growth was also recorded in Asia, Latin America and the Africa Middle East region despite the adverse economic environment in some countries.

Fabric care and personal wash continued to be the best performing category. Similarly, sales in the personal care segment remained strong. The household sector started to show good growth, a result of our ongoing efforts to strengthen this category.

Over the last years, Givaudan has built up a network of regional creative centres with local knowledge and expertise linked to a strong global network. The key centres are Argenteuil (France), Teaneck (USA), Singapore, Shanghai (China) and São Paulo (Brazil). This concept has enabled Givaudan to blend its global knowledge with the specific preferences in different markets. Givaudan will continue to invest aggressively in this network to capture global synergies while maintaining local market knowledge and regional creation and application competencies.

Fragrance Ingredients

Sales of the Fragrance Ingredients business unit decreased in local currencies compared to last year, despite good growth momentum in Asia, particularly in China and India. This was due to continuing price pressure on commodities as well as a further decrease of sales of cosmetic ingredients and pharmaceutical intermediates. In addition, sales to certain Fine Fragrance producers declined.

On the other side, sales of patented aroma chemical specialities developed by Givaudan research continued to grow at a double-digit rate. Hence, their share of total ingredient sales increased further, which is in line with Givaudan's long-term strategy. The realignment of our molecules portfolio to innovative proprietary specialities was vigorously continued. Two new ingredient specialities were launched and actively promoted in the market: early in the year, Methyl Diantilis, a spicy, sweet note reminiscent of iso-eugenol, and mid-year Silvial, a powerful floral muguet note. The decision taken a few years ago to increase investment in the research of new molecules, giving Givaudan's perfumers a competitive edge, starts to bear fruit, since three interesting new molecules were added to the perfumers' palette. The pipeline of molecules under development is very promising and there has been a substantial increase in the use of Givaudan specialities in new compounds.

The production of some commodity chemicals is in the process of being phased out and the supply of sunscreen filters to Roche will be terminated by the end of 2003. At the same time, investments to expand capacity for new specialities at our production sites in Vernier (Switzerland) and Sant Celoni (Spain) are ongoing.



The vanilla history

No one knows when vanilla was first discovered or used, but it had no doubt been enjoyed by the Aztecs for hundreds of years before their emperor Montezuma welcomed the Spanish explorer Cortés with a golden goblet containing a chocolate drink flavoured with "tlilxochitl", a black vanilla pod.

No matter who takes the credit for bringing vanilla later on back to the Old World, it was a Spaniard by the name of Piso who gave the plant its name: he called it "vaynilla", meaning little pod or scabbard – a reference to the shape of the dried vanilla beans.

It did not take the Europeans long to discover vanilla's qualities as a flavour enhancer for coffee and chocolate, and factories producing chocolate using vanilla were established during the second half of the 16th century. In 1602, Hugh Morgan, apothecary to Queen Elizabeth I of England, suggested that vanilla had sufficient character to stand alone. In the later years of her life, Good Queen Bess refused to eat or drink anything that had not been enhanced with vanilla.

But it was probably the French who first explored the full potential of vanilla. They adored it. They used it in chocolate, confections and ice cream, as well as for scenting perfumes and tobacco.



Flavour Division

Year 2001 (pro forma)

Year 2002 (pro forma)

in millions of Swiss francs
and in per cent. of sales


1,750
1,500
1,250
1,000
750
500
250
0
1,683
1,679
Sales


400
350
300
250
200
150
100
50
0
23.2%
24.1%
390
405
EBITDA


300
250
200
150
100
50
0
14.4%
15.5%
242
260
Operating Profit

On 2 May 2002, Givaudan SA acquired 100% control of the flavour activities of Nestlé, Vevey-Switzerland, operating under the umbrella of Food Ingredients Specialities (FIS). The income statement related figures shown in the table above are derived from the unaudited Pro forma Consolidated Income Statement as if the acquisition had occurred on 1 January 2001.

EBITDA: **E**arnings **B**efore **I**nterest (and other financial income), **T**ax, **D**epreciation and **A**mortisation. This corresponds to operating profit before depreciation and amortisation.

In 2002, the Flavour Division recorded sales in actual terms of CHF 1,557 million growing by 20.9% in Swiss Francs and 29.4% in local currencies versus 2001. In pro forma terms, counting sales of the acquired Nestlé's flavour business (FIS) as of 1 January 2001, sales increased by 6.7% in local currencies and remained almost constant in Swiss Francs terms.

Due to the expeditious integration of FIS and further efficiency improvements in the whole supply chain as well as in marketing and sales, the operating profit increased on a pro forma basis to CHF 260 million, or + 7.4%. In line with the new strategy, the commercial integration of our web-based product offering, GivaudanAccess™, into the division has been initiated while maintaining a central platform serving both divisions.

Above market growth rates were achieved in all regions. Sales in Asia Pacific increased in the double-digit range, while the regions of North America, Europe/Africa/Middle East grew in high single digits. Latin America grew — despite difficult economic and political conditions — in low single digits. Major project wins in all segments — beverages, confectionery, diary and savoury as well as new business in the food service domain — have contributed to this success. Important new wins stemming from the FIS product portfolio have already contributed to the division's overall sales performance.

As consumers demand more authentic and bolder tastes, Givaudan has been successful in winning new business by providing products with flavour profiles that deliver clear sensory advantages for our customers. Programmes like TasteTrek™, Chef's Council™ and Sensory Research along with key strategic acquisitions in the savoury area have positioned Givaudan as a leader in authentic taste creations. Pressures from consumers have increased the demand for new products and have shortened the product development cycle of our customers. Givaudan is uniquely positioned to meet this demand.

The acquisition of FIS, Nestlé's flavour business, was announced on 18 January 2002 as part of Givaudan's strategic focus to grow the savoury segment. Closing occurred on 2 May, after regulatory approvals in the key markets had been obtained. The integration of the FIS was carried out without any major disruption to the ongoing business. By mid-year, commercial and sales functions of FIS were fully integrated into the existing regional structures and a global function, responsible for developing the strategic direction of the savoury business, was created. By year end all operations and systems related issues were resolved and the integration was completed. As of 1 January 2003, the transfer of the Kemptthal production site in Switzerland from Nestlé to Givaudan was completed.

The addition of the regional customer service centres set up by FIS enhanced Givaudan's capacity to respond to customer requirements. Furthermore, on 9 July 2002 Givaudan announced the purchase of the Nestlé research buildings on the Kemptthal site which will be implemented during the second half of 2003. This site will serve to further consolidate our European development activities.

On 20 December 2002, Givaudan announced the acquisition of International Bioflavors Inc. (IBF). Located in Wisconsin (USA), IBF is a technological leader in the development and production of natural cheese and dairy flavours for products such as snacks, sauces and soups. Savoury is a key strategic focus area for Givaudan. This acquisition complements the FIS product portfolio as cheese is an important element for success within the savoury category.



Asia Pacific

Asia Pacific continued the trend of double-digit sales growth in local currencies. Both the original Givaudan business and the newly acquired FIS business delivered solid year-on-year gains. Givaudan out-performed the overall flavour market growth in this region and continued to further improve its market leadership position.

The commercial investments in Japan, China and India have proven to be a great success, as these markets were the major drivers of the region's strong performance. Sales gains partly reflect growth in existing business, as well as new wins with key accounts throughout the region. All major business segments, beverage, sweet goods and savoury, contributed to the excellent growth over the prior year. Through the TasteTrek™ programme to capture the aroma from ethnic cuisines, Givaudan has been able to meet the consumers demand for authentic and bold tastes. New business was developed by focussing on food service and through innovative creations that have been driven by the regional programme of leadership in authentic ethnic taste.

To maintain the leading position in the region, Givaudan continued to invest in Singapore with additional offices, laboratories, production and research capabilities and in Shanghai, expanding the technical skills and manufacturing capacities. These investments will ensure that the company is equipped to continue to meet long-term customer growth requirements







North America

North America finished 2002 with a second consecutive year of strong growth in excess of the market. The past year saw another increase in win rates for major customer projects, as customers launched an increased range of new products into the marketplace.
The beverage and savoury segments both achieved double digit growth. Beverage growth was achieved with major wins in the carbonated and juice drink categories, while substantial growth in savoury products was achieved in the food service sector which had been targeted as a key growth area.

In 2002, we announced the creation of a Chef's Council™. This is a collaborative partnership among Givaudan, the Culinary Institute of America and leading restaurant chefs. The council allows us to capture and create the latest in taste and cuisine, developing exciting new flavours and consumer product concepts. Major development efforts allowed Givaudan to gain credibility with quick-serve restaurant customers in the North American market. The savoury segment will further benefit from the enlarged product offerings with the completion of the FIS and IBF integrations.



Europe Africa Middle East (EAME)

The EAME region delivered high single-digit growth for 2002 in local currencies, exceeding market growth and marking a second consecutive year of strong growth. All major segments, led by beverages with a double-digit growth rate and most sales regions — in particular Eastern Europe, the United Kingdom, Iberia, France, Scandinavia, Middle East and Africa — have contributed to this positive performance. Sales to Givaudan's top ten accounts grew at a double-digit rate, supported by an increased share of Givaudan flavours in new product launches.

Introduction of new flavour ingredients coupled with product offerings based on consumer-preferred profiles, played an important part in the region's success. The additional capabilities in savoury, due to the FIS acquisition, gave improved access to new opportunities in the food service segment, an important growth segment, where important wins have already been achieved. The culinary customer service centre of former FIS in Paris provides culinary application expertise and has become an important cornerstone of Givaudan's product development activities in the savoury business segment.

Latin America

Overall Flavour sales in Latin America showed positive growth versus last year, despite the adverse economic and political conditions, particularly in Argentina. Givaudan managed to gain market share in key countries and segments through strong relationships with key customers and by providing fast responses to market trends. Moreover, important markets like Mexico and the Andean countries delivered solid performance with double-digit gains. The beverage and confectionery segments were the main drivers of this achievement.

Through the TasteTrek™ programme, several countries in Latin America were targeted with the focus to find the aromas that make their cuisine "trendy" around the world and to discover exotic and aromatic fruits. These discoveries are enabling us to deliver to our customers authentic regional flavours in support of their new product launches.

Continued focus on operations and supply chain efficiencies enabled Givaudan to strengthen its competitive position in the region during a difficult time. Important investments were made into the spray drying capacities and savoury production processes in the Brazilian factory to support the needs of customers.



The vanilla economics

Mexico, the country from which vanilla originated, and all the other areas in which it thrives, have warm and humid sub-tropical climates with temperatures between 25 and 28°C. These conditions prevail in areas between 20° north and 20° south of the equa-tor, up to a height of approximately 400 m above sea level.

Production figures emphasise Madagascar's role as the premier supplier of vanilla; however, Indonesia's production volume has increased markedly in recent years. Insignificant amounts are produced by countries such as Mexico, Tahiti and Guadeloupe. The harvested volumes fluctuate widely from year to year as a result of the time required by the plants to reach maturity.

Givaudan continuously evaluates new vanilla bean qualities as they become available. quality aspects such as vanillin content, authenticity and flavour profiles are of particular importance.

The estimated figure for global vanilla consumption (CHF 850 million) breaks down into 83% retail for food, 10% non-food and 7% for beverages. Of this estimated global vanilla consumption, 32% represents nature identical, 25% natural, 15% extracts and 29% vanillin.

Research and Development

Givaudan has the critical mass to carry out high quality research in the fragrance and flavour area. In 2002, research and product development expenses as a percentage of sales amounted to 7.7%. The focus on innovation is the backbone of Givaudan's long-term success as an industry leader.

While our two fundamental research centres in Cincinnati (USA) for Flavours and in Dübendorf (Switzerland) for Fragrances focus on the need of their respective divisions, there is a strong interaction between them to capture synergies on particular research themes such as specific olfactive molecules and delivery systems, the field of molecular biology or the development of new creation tools.

In addition to the fundamental research centres, several technology and application centres around the world focus on the development needs of specific customer projects. Supported by knowledge systems, Givaudan actively encourages a high level of interaction among these centres and the basic research centres.



Fragrances

The chemistry group at the Dübendorf Fragrance Research Centre kept its excellent momentum. Several new fragrance chemicals discovered in Dübendorf were selected by our perfumers for further development as new captive ingredients. To qualify, these ingredients had to prove better in the perfumers' extensive tests than today's benchmarks. Besides price and economic aspects other characteristics such as environmental and safety factors are key for further development.

To ensure that new ingredients can be commercialised as quickly as possible and to further reduce the cost of existing manufactured ingredients the process research group was strengthened with additional capacities. This group is responsible for developing the lowest-cost synthesis for new fragrance ingredients produced in-house.

The new fragrance release systems developed and sampled in the pilot plant in Dübendorf generate great interest with customers. Two types of applications were developed with these controlled release systems: a triggerable fragrance boost and an enhanced deposition on fabrics followed by a controlled release of the fragrance. These technical systems broaden the performance of fragrances, and have the potential to give odour effects that cannot be achieved by classical perfumery alone.

Over the last years, Givaudan has dedicated considerable resources to the understanding of the malodour formation in human sweat. These efforts delivered interesting results. Several key sweat components were identified and used for the reconstitution of typical sweat. In the first place, these reconstitutions help the perfumers to create fragrances that better mask human body odour. Research also uses the newly gained understanding to develop creative ways of malodour counteraction. Novel enzyme inhibitors were identified that prevent the formation of the malodour and thus tackle the problem even before it is created.

All Givaudan Flavour and Fragrance Creation Centres are now equipped with at least one Virtual Aroma Synthesiser™ (VAS), the creation tool that won the 2001 "FiFi" award for technological innovation. The research activities in the domain of creation tools focus increasingly on the development of an enhanced portable version of the VAS. In 2002, Givaudan introduced another innovative instrument to facilitate customer dialogue and enable the interactive participation in the creation of specific scents, the so-called MultiSniff™. Several people can smell and evaluate multiple odours simultaneously without room contamination occurring. This device is already in use at the major creation centres.

As part of our ongoing expeditions to explore nature for new scents, a ScentTrek™ expedition was undertaken to South Africa. This country proved to be rich in scented flowers, especially as the timing of the ScentTrek™ was chosen in a way that the scents from flourishing desert plants could be captured. Around twenty novel scents have already been reconstituted in the laboratory and presented to the perfumery teams.

In July 2002, the head of Fragrance Research, Dr. Georg Frater, was appointed as a professor in the Mathematics and Natural Science Faculty of the University of Zurich. This appointment was in recognition of his expertise in chemistry and the many years that he has worked as a teacher at the university. Givaudan research collaborates closely with several universities around the world. This appointment demonstrates the importance that the company accords to academic research. New strategic collaborations with academic institutions allowed Givaudan to open new research fields.

Flavours

Givaudan Flavour Research is enabling our customers to *Create Sensory Advantage* through careful attention to the pursuit of new ingredient and technology discovery programmes which lead to unique product offerings with superior aroma and taste.

Knowledge of consumer preferences and the connection between these preferences and the flavour components that drive this liking, may have a major impact on the successful development of new products. The sensory science group has made further progress in the development of new measurement and communication tools (i.e. Sensoria™) in which expert and consumer panels are utilised to enhance our knowledge base. Common tools and consistent practices have been rolled out throughout the organisation. Givaudan now has fully functional units for sensory measurement around the world. This is important for building a detailed understanding of consumer preferences globally which enhance our ability to develop fast, accurate and unique flavour solutions for our customers.

Sensory measurement devices such as the Virtual Aroma Synthesizer™ (VAS), a tool which allows flavourists to rapidly design new compositions almost instantaneously, continue to occupy a central position in discovery. VAS technology is now available to our creative flavourists around the globe. This is enabling flavour design capabilities and maximising the value of this investment.

Success with these creation tools also depends upon specific knowledge of physical and chemical interactions of flavour components with the beverage or food product matrix. New techniques have been developed to address these complex issues and the flavourists can access agents (SMART Systems™) which help predict flavour performance.

A cornerstone of the R&D programme is the development of new, unique ingredients. An example is the challenge to deliver superior citrus compositions as they live in a delicate balance within food and beverage products. To maintain their sensory superiority, it is necessary to minimise the effects of exposure to factors such as air or light. Givaudan has made substantial progress in developing citrus building blocks which have extended the shelf stability of citrus components and hence expanded user acceptance.

Recent investigation has also focused on complex ingredients to address modification of taste attributes. These attributes include sweet, bitter and umami as well as the stimuli known as chemosensory irritants responsible for the sensation of cooling and pungency in the mouth. Our scientists have been able to incorporate these advances in a new group of ingredients with superior cooling properties.

The TasteTrek™ activities continue to provide a dynamic environment for the Natural Products Research Group to discover new ingredients. Advances in the Total Aroma Capture (TAC) technology, developed initially to support field discovery in the rainforest, have catalysed the expansion of knowledge of trace flavour impact components. As a result, complete reconstitutions, which accurately mimic the natural products can be consistently produced. In addition, the application of the field techniques to the investigation of ethnic cuisines has become an important additional effort. Using TAC, Givaudan scientists have been able to capture, analyse and reconstitute complete aromas from authentic cuisines around the world. The result is accurate replication of aroma keys which our flavour creation specialists can employ in sweet and savoury commercial briefs to develop authentic tasting flavours.

Once new target ingredients have been identified, there is a need for the development of efficient methods for manufacturing. Emphasis on advanced biocatalytic processes has provided a means to generate these new ingredients in a cost-effective, environmentally friendly manner. The acquisition of International Bioflavors Inc. (IBF) will provide additional expertise in this area.

The ability to deliver a flavour impression at the right moment with the precision required is extremely important for marketplace success. Attention on the area of flavour protection and accurate release has led to a number of patented technologies, which address various aspects of protection and release dynamics. Givaudan's continued investigation of edible film as a viable delivery system for flavours promises to expand the scope of design options available to improve flavour performance. This interesting delivery system can be employed to carry flavours for direct consumption or to apply flavours into food products in a manner which is complementary to standard encapsulation systems. By effective management of its project portfolio, Givaudan can drive innovation, maximise commercial results and encourage its creative scientists to investigate new technology opportunities in support of customers development activities.







Corporate Activities

From blossom to pods

At the vanilla plantations, cuttings are set into a vegetable mould close to a previously planted climbing tree, the so-called tutor. The vine is not allowed to climb freely up the tutor tree, but is regularly guided back to the ground to promote the growth of new roots in the soil. This method provides an ample supply of nutrients and triggers fast vegetative growth. Approximately 2-3 years after the vanilla vine was first planted, its head is pruned together with other parts of the plant, which in turn triggers physiological stress and induces flowering. The greatest problem facing vanilla growers is the highly complex pollination procedure. Although vanilla flowers possess both male and female reproductive organs, self-pollination is impossible because the two organs are separated by a thin membrane.

In nature, the blossoms are pollinated by certain melipone bees or humming birds which are to be found only in the native regions of the cultivated vanilla species (Mexico). Moreover, this process does not result in the systematic pollination of all blossoms of a flowering vanilla vine. To overcome this biological and commercial barrier, vanilla flowers must be pollinated by hand. This labour-intensive method has to be applied daily throughout the four-month blooming season, quite simply because the individual vanilla flower is open and receptive to pollination for a brief eight-hour period only.

The green vanilla beans eventually mature, and are ready for picking when the colour of their base turns from green to a yellowish hue, approximately 7-8 months after pollination. Harvesting the beans at this stage will provide the best flavour quality and vanillin content in the processed vanilla beans.

Corporate Activities

Human Resources

The acquisition of FIS provided new and exciting challenges for Givaudan. Welcoming several hundred new employees in 2002 required the implementation of assimilation programmes to reinforce Givaudan's vision, values and performance driven culture. Systematic processes were also established for the retention, relocation and outsourcing of personnel in the integration phase. As a result, line managers were able to quickly staff key positions and capitalise on the benefits and synergies of the combined organisations. This process was completed within less than six months. In 2002, Givaudan entered the second full year of its Talent Management Programme, which focuses on attracting and developing talent at all levels. Over eighteen hundred managers and professionals participated in the Individual Development Process (IDP), which continues to effectively strengthen the expertise and competencies of the talent pool within the organisation. Additionally, through the talent and succession planning process many individuals and high potential managers have benefited from developmental assignments in their home countries or abroad in preparation for greater responsibilities.

Supporting the company's commitment to growth, profitability and innovation, two global development programmes were initiated. A Project Management Training Programme, a critical competency for Givaudan, was initiated for senior level managers in Latin America and Asia Pacific in 2002. Additional programmes are planned for North America and Europe. Givaudan also entered into a partnership with the Institute for Management Development (IMD) in Switzerland to develop an Executive Leadership Programme. This programme will focus on the effective development and execution of global business strategies.

In line with the total remuneration philosophy, Givaudan continues to balance its compensation and benefit programmes between competitive base pay, variable incentives linked to operational performance and long-term incentives reflecting the creation of shareholder value. In 2002, Givaudan strengthened the alignment of overall compensation rewards with actual business results.

Headcount Development by Region

Region	Number of employees 31.12.2001	%	Number of employees 31.12.2002	%	Change from 2001 to 2002
Switzerland	1,135	21.3	1,225	21.0	90
Other Europe, Africa, Middle East	1,257	23.6	1,370	23.4	113
North America	1,466	27.5	1,652	28.3	186
Latin America	533	10.0	553	9.5	20
Asia Pacific	934	17.6	1,044	17.8	110
Total	**5,325**	**100.0**	**5,844**	**100.0**	**519**

Safety and Environmental Protection

In terms of safety, occupational hygiene and environmental protection, Givaudan had a successful 2002. Thanks to the discipline and the sense of responsibility of our employees, the high quality of our installations, the safety of our processes and working procedures respecting the environment, no incidents or accidents of importance have to be reported. During this year, no major new investments in the domain of safety and environmental protection were needed. In the future, investments into new sites will take place as they undergo substantial transformation work to adapt to the changing needs of the market. Safety and environmental aspects will continue to be taken into consideration from the beginning to continue to keep working places safe and to minimise the impact of our activities on the environment.

Following Vernier (Switzerland) obtaining the ISO 14001 certification at the end of 2001, the production site in Sant Celoni (Spain) successfully passed the audits required in 2002 and will therefore also receive the ISO 14001 certification, thereby further strengthening its policies in the safety and environmental protection area.

The environmental audit programme was continued throughout the year: six out of the 26 Givaudan production sites have been inspected. The results have demonstrated that all sites maintain a good level of safety and environmental protection and that the staff is committed to continuously improve this level. The programme was monitored by the Corporate Safety and Environmental Committee which also sets the direction for future work in this field.

In 2002, the Swiss federal authorities confirmed for the third time the compliance to the Principles of Good Laboratory Practices of the ecotoxicological laboratory at the Vernier site. This laboratory is in charge of performing physical, chemical and biological tests that aim to assess the risk of fragrance ingredients to the environment. Since 1993, all new substances launched by Givaudan on the market, and many older ones, are being tested for biodegradability, bio-accumulation potential, water solubility, hydrolysis and other important parameters concerning environmental friendliness. In accordance with international regulations, these tests have to be carried out in compliance with Good Laboratory Practices, a set of principles laid down by the Organisation for Economic Cooperation and Development (OECD) to ensure international acceptance of tests and avoid unnecessary duplication. It is focussed on the quality and traceability of experimental data.

The consumption of natural resources is one of Givaudan's major preoccupations. In 2003, energy consumption will be the topic of an in-depth evaluation to identify opportunities for improvement. The objective is to make the best possible economic and ecological use of energy resources.



Corporate Governance

Group structure and shareholders

Group structure

Givaudan SA, 5 chemin de la Parfumerie, 1214 Vernier, Switzerland, the parent company of the Givaudan group, is listed on the SWX Swiss Exchange, under security number 1064593. The company does not have any subsidiaries which are publicly listed companies. On 31 December 2002, the market capitalisation of the company was CHF 5.4 billion.

The operational structure of the group is described in notes 1 and 5 to the consolidated financial statements. The list of principal consolidated companies is presented in note 24 to the consolidated financial statements.

Significant shareholders

According to the information available to the Board of Directors, Nestlé SA, with 9.89% of Givaudan shares, was the only shareholder holding more than 5% of the total share capital on 31 December 2002.

Structure of share capital

Amount of share capital

Givaudan SA has one class of shares, consisting, on 31 December 2002, of 8,725,627 registered shares of CHF 10 par value each, fully paid in.

Conditional share capital

Givaudan SA's share capital can be increased

- by issuing up to 100,000 shares through the exercise of option rights granted to employees and directors of the Group;

- by issuing up to 900,000 shares through the exercise of option or conversion rights granted in connection with bond issues of Givaudan SA or a Group company. The Board of Directors is authorised to exclude the shareholders' preferential right to subscribe to such bonds if the purpose is to finance acquisitions or to issue convertible bonds or warrants on the international capital market. In that case, the bonds or warrants must be offered to the public at market conditions, the deadline for exercising option rights must be not less than six years and the deadline for exercising conversion rights must be not less than fifteen years from the issue of the bond or warrants and the exercise or conversion price for the new shares must be at a level corresponding at least to the market conditions at the time of issue.

The preferential right of the shareholders to subscribe shares is excluded. The acquisition of shares through the exercise of option or conversion rights and the transfer of such shares are subject to restrictions as described below. On 31 December 2002, 85,075 shares out of the conditional share capital for employees' and directors' option rights have been reserved for options granted in 2000, 2001 and 2002.

Authorised Share Capital

On 31 December 2002, Givaudan SA did not have any authorised share capital.

Changes of capital

Information about the change of capital in the year 2000 was given in the annual report of 2001. Details about the change of capital for the years 2001 and 2002 are given in note 20 to the consolidated financial statements.

Limitations on transferability and nominee registrations

Registration with voting rights in Givaudan SA's share register is conditional on shareholders declaring that they have acquired the shares in their own name and for their own account. Nominee shareholders such as financial institutions, agents or fiduciaries cannot be registered with voting rights.

Moreover, no shareholder will be registered as shareholder with voting rights for more than 10% of the share capital of Givaudan SA as entered in the register of commerce. This restriction also applies in the case of shares acquired by entities which are bound by voting power, common management or otherwise or which act in a co-ordinated manner to circumvent the 10% rule.

Exchangeable bond

See note 17 to the consolidated financial statements.

Board of Directors

The Board of Directors is responsible for the ultimate supervision and management of the company, including the establishment of general strategies and guidelines, as well as matters which by law are under its responsibility. All other areas of the management are fully delegated to the Chief Executive Officer and the Executive Committee.

Members of the Board

Dr Dr h.c. Henri B. Meier
Chairman
Businessman, Swiss national, born 1936
Non executive
First elected in 2000
Current term of office expires in 2004

Member of the Board of
Roche Holding AG,
Swiss-Life/Rentenanstalt,
Züblin Immobilien Holding AG,
HBM BioVentures AG,
Grand Hotel Victoria-Jungfrau AG,
EUFRA Holding AG,
Privatbank IHAG Zürich AG,
Several small companies

Dr Andres F. Leuenberger
Vice-Chairman
Businessman, Swiss national, born 1938
Non executive
First elected in 1994
Current term of office expires in 2005

Member of the Board of Roche Holding AG,
Swiss-Life/ Rentenanstalt,
Metallwaren-Holding AG,
MCH Swiss Exhibition Ltd.

Michel Bonjour
Director
Businessman, Swiss national, born 1935
Non executive
First elected in 2002
Current term of office expires in 2004

Member of the Board of Nestlé Suisse SA

André Hoffmann
Director
Businessman, Swiss national, born 1958
Non executive
First elected in 2000
Current term of office expires in 2003

Member of the Board of Roche Holding AG,
Whole Earth Foods Ltd.,
Nemadi Advisors Ltd.,
Glyndebourne Productions Ltd.,
Executive Committee member of the
World Wide Fund for Nature

Prof. Dr John Marthinsen
Director
Professor, US national, born 1949
Non executive
First elected in 2000
Current term of office expires in 2003

The Distinguished Chair in Swiss
Economics at Babson College,
Member of the Glavin Center for
Global Management

Prof. Dr Dr hc Henner Schierenbeck
Director
Professor, German national, born 1946
Non executive
First elected in 2000
Current term of office expires in 2005

Scientific adviser at the "Zentrum für Ertragsorientiertes Bankmanagement" (Münster/Westfalen), Member of the Council of the European Centre for Financial Services, Member of the Supervisory Board of DIA Consult AG

Dr Jürg Witmer
Director
Attorney, Swiss national, born 1948
Chief Executive Officer
First elected in 1999
Current term of office expires in 2003

The curriculum vitae of the Board members are available on Givaudan's website www.givaudan.com – [about us] – [leadership] – [board of directors]

The term of office of the Board members is 3 years, subject to prior resignation or removal. Board members have to resign at the latest at the general meeting following their 70th birthday. Elections are made by rotation in such a way that the term of about one third of the Board members expires every year. The election is done individually.

The Chief Executive Officer is the only executive member of the Board of Directors. None of the non-executive Board members has important business connections with Givaudan SA or any of the members of the Givaudan group.

None of the non-executive members of the Board was a member of the management of Givaudan SA or of a company of the Givaudan group prior to the period under review.

Board meetings

The Givaudan Board of Directors held four regular meetings in the year 2002. In addition, the Board of Directors participated in a strategic management meeting of the company and attended several management presentations on research and business issues.

During each Board meeting the operational performance of the company was presented by management. Selected members of management have been invited to address specific projects. The Chairman meets with Executive Committee members frequently.

All Board members have direct access to the Givaudan Intranet where all internal information on key events, presentations and organisational changes are posted. In addition, the Board members receive via e-mail all press releases and information sent to investors/analysts.

In preparation for Board meetings, information is sent to the Board members via e-mail and post. A data room containing additional information and historical data is established prior to each meeting where Board members can consult relevant documents.

Committees of the Board

The Givaudan Board of Directors has delegated special duties to committees. Meetings of Board Committees are usually held before or after each Board meeting. The following committees have been established :

1 Chairman's Council
2 Nomination Committee
3 Compensation Committee
4 Audit Committee
5 Finance and Investment Committee
6 Strategy Committee

	Committees of the Board					
Board member	1	2	3	4	5	6
Henri B. Meier	•	•	•			•
Andres F. Leuenberger	•			•		
Michel Bonjour		•	•			
André Hoffmann					•	
Henner Schierenbeck				•		
John Marthinsen					•	•
Jürg Witmer	•	•				•

In addition, the Board has delegated specific tasks to other committees, consisting of the CEO and managers with technical expertise: the Safety and Environment Committee and the Corporate Compliance Committee.

The roles of the committees are described on Givaudan's website www.givaudan.com – [about us] – [leadership] – [board of directors] – [committees of the board]

Internal Audit

Internal audit reports to the Audit Committee. The audit function is headed by Jean-Pierre Wirtz. For specific audits of affiliates, staff from Ernst & Young support the internal audit function.

Executive Committee

The Executive Committee, under the leadership of the CEO, is responsible for all areas of management of the company which are not specifically reserved to the Board of Directors. Members of the Executive Committee are located in Switzerland and in the USA. The Executive Committee holds regular meetings at Givaudan sites around the world or by teleconferences.

Members of the Executive Committee

Dr Jürg Witmer
Chief Executive Officer
joined Givaudan in 1999, born 1948, Swiss national

Mike Davis
President Flavour Division
joined Givaudan in 1997, born 1947, United States national

Errol Stafford
President Fragrance Division
joined Givaudan in 1992, born 1943, British national

Othmar Vock
Chief Financial Officer
joined Givaudan in 1994, born 1943, Swiss national

Adrien Gonckel
Information Technology
joined Givaudan in 1982, born 1952, French national

Bruce Bachmeier
Human Resources
joined Givaudan in 1995, born 1957, United States national

Dietrich Fuhrmann
Strategy and Development
joined Givaudan in 2002, born 1941, German national

The curriculum vitae of the members of the Executive Committee are available on Givaudan's website www.givaudan.com – [about us] – [leadership] – [management team]

Compensation, shareholdings and loans

Compensation

Givaudan has established a compensation plan for its senior executives. This plan is designed to attract, motivate and reward key executives for the achievement of ambitious goals required for future growth, profitability and creation of shareholder value.

The *Compensation Committee* of the Board of Directors approves the remuneration policies of the group and the remuneration of the members of the Executive Committee. It approves share option plans and other performance-related remuneration instruments as well as the pension-fund policies.

Compensation of non-executive members of the Board
Compensation of Board members consists of director fees, fees for committee meetings and a lump sum contribution for expenses. In 2002 the aggregate compensation for the non executive Board members amounted to CHF 920,000. In addition 32,200 call options were granted. These options vest on 29 January 2005 and represent an aggregate value at grant of CHF 261,464.

Compensation of Executive Committee and executive member of the Board
Compensation of the members of the Executive Committee consists of annual base salary, annual variable performance incentive and other benefits in kind. In addition the CEO is entitled to the Board member fees. In 2002 the aggregate compensation of the CEO and the members of the Executive Committee amounted to CHF 5,755,399. In addition 164,600 call options were granted. These options vest on 29 January 2005 and represent an aggregate value at grant of CHF 1,336,552.

Compensation of the Board – Member with the highest compensation
The CEO, as the member of the Board with the highest total compensation received an aggregate compensation in 2002 of CHF 1,157,752. In addition he has been awarded 39,600 call options with an aggregate value at grant of CHF 321,552.

Compensation of members of the Board and Management who left the company during the reporting period
In the reporting period there was one non-executive member of the Board who resigned as of the date of the Annual General Meeting 2002. He did not receive any special compensation upon resignation.

Details about the Givaudan share option plan are described in the financial section, note 7 "employee benefits".

No shares have been allocated to any member of the Board, any member of the Executive Committee or any person closely connected to any of them during the reporting period.

Ownership of shares

As per 31 December 2002, the executive Board member (CEO) and members of the Executive Committee including persons closely connected held 446 Givaudan shares. The non-executive Board members including persons closely connected held 137,421 Givaudan shares.

Ownership of share options

The following share options have been granted during the corresponding periods and are owned by the non-executive members of the Board as per 31 December 2002.
The vesting period is 3 years.

Year of grant	Maturity date	Strike price (CHF)	Ratio (option: share)	Option value at grant date (CHF)	Number of options
2000	30 Sep 2005	560	100:1	1.0961	238,000
2001	20 Feb 2006	520	100:1	1.0120	245,000
2002	29 Jan 2007	590	10:1	8.1200	32,200

The following share options are owned by the members of the Executive Committee and the executive member of the Board (CEO) as per 31 December 2002.
The vesting period is 3 years.

Year of grant	Maturity date	Strike price (CHF)	Ratio (option: share)	Option value at grant date (CHF)	Number of options
2000	30 Sep 2005	560	100:1	1.0961	959,000
2001	20 Feb 2006	520	100:1	1.0120	1,085,000
2002	29 Jan 2007	590	10:1	8.1200	164,600

The company is not aware of any ownership of share options as per 31 December 2002, by persons closely connected to the Board of Directors and/or members of the Executive Committee.

Additional fees and loans

No additional fees and/or compensation has been paid during the reporting period to any member of the Board, any member of the Executive Committee or any person closely connected. None of them had any loan outstanding as per 31 December 2002.

Shareholders' participation rights

In exercising voting rights, no shareholder may, with his own shares and the shares he represents, accumulate more than ten per cent of the entire share capital. Entities which are bound by voting power, common management or otherwise or which act in a co-ordinated manner to circumvent the ten per cent rule are considered as one shareholder. Any change in this rule requires a positive vote of two thirds of the share votes represented at a shareholders meeting.

Any shareholder who, on the day determined by the Board of Directors, is registered as shareholder with voting rights, has the right to attend and to vote at the shareholders meeting. Each shareholder may be represented by another shareholder who is authorised by a written proxy, or by a legal representative, a holder of deposited shares, a member of a corporate body or an independent person designated by the company.

The articles of incorporation of Givaudan SA follow the majority rules prescribed by law for general meetings of shareholders. The only exception is art. 12.1.9 which provides that a two thirds majority of the share votes represented is required (rather than the absolute majority required by law) for the change of the clauses on transfer restrictions (art. 5 paragraph 3), restriction on voting rights (art. 11 paragraph 2), conversion of registered shares into bearer shares, increase of the maximum number of members of the Board of Directors (art. 13 paragraph 1), recall of one fourth or more of the members of the Board of Directors and the change art. 12.1.9 itself. The Board of Directors intends to propose to the shareholders that art. 12.1.9 be deleted at the Annual General Meeting on 11 April 2003.

Shareholders registered with voting rights are convened to General Meetings by mail at least 20 days prior to the day of the meeting. Shareholders representing shares for a nominal value of at least CHF 1 million may demand in writing, at least 45 days before the meeting, that an item be included on the agenda, setting forth the item and the proposals.

Shareholders registered in the share register with voting rights at the date specified in the invitation will be convened to the Annual General Meeting on 11 April 2003. The date will be approximately two weeks before the Meeting.

Change of control and defence measures

Givaudan SA does not have any rules on opting out or opting up. The legal provisions apply, by which anyone who acquires more than 33 1/3 per cent of the voting rights of a listed company is required to make an offer to acquire all listed securities of the company that are listed for trading on the SWX Swiss Exchange.

In the event of a change of control, which has not been approved by the Board of Directors, members of the Board of Directors and the Executive Committee will be entitled to a compensation equivalent to two years' remuneration. Additionally, all share options granted by the company to members of the Board of Directors and Givaudan employees will become immediately vested at a predetermined price.

External Auditors

PricewaterhouseCoopers SA has been appointed as the world-wide auditors of the Givaudan Group since the spin-off in 2000. The responsible principal auditor since 2000 has been Ralph R. Reinertsen, partner.

The fees of PricewaterhouseCoopers SA for professional services related to the audit of the Group's annual accounts for the year 2002, amounted to CHF 2.1 million. This amount includes fees for the audit of Givaudan SA, of its subsidiaries, and of the consolidated financial statements.

In addition, for the year 2002, PricewaterhouseCoopers rendered audit-related services (mainly due diligence work and acquisition audits) for CHF 1.6 million and other services (mainly tax related) for CHF 0.5 million.

The evaluation of the external auditors is done by the Audit Committee of the Board.

Information policy

Givaudan's principles of Disclosure and Transparency are described in a publication posted on our internet website www.givaudan.com – [investor center] – [publications] – [corporate policies]

Hardcopies of company publications, such as annual report, half year report and environment & safety report are available on request. They can also be downloaded from Givaudan's website under www.givaudan.com – [investor center] – [publications]

Other important website paths
Quarterly sales information and other media releases:
www.givaudan.com – [media room] – [media releases]
Calendar of events:
www.givaudan.com – [investor center] – [agenda]
Articles of Incorporation:
www.givaudan.com – [investor center] – [publications] – [corporate policies]

Givaudan Securities

Price development of share


CHF
700
600
500
400
June 8
300
200
2000
2001
2002

Givaudan
SMI (rebased)

Givaudan Nominal Shares are traded at virt-x, ticker symbol 1064593.



Vanilla curing

Today, traditional vanilla curing processes differ considerably from one vanilla producing region to the other. The most common method is the Bourbon-type vanilla curing process, which starts with the immersion of the green vanilla beans in hot water (~63°C) for 2-3 minutes. This is typically done in old barrels heated over a wood fire. Temperature control is handled by an experienced craftsman dipping his finger into the water. The hot but still green beans are then tipped into large, insulated wooden boxes and covered with woollen blankets to prevent heat loss over the following 2-3 days. During this so-called "sweating" procedure the temperature drops to roughly 40°C and the beans lose their green colour: the chlorophyll and several plant enzymes are eliminated. The beans turn brown, become supple and the flavour forming enzymatic and non-enzymatic processes commence. At this point the vanillin – which is one of the major flavour components in vanilla beans – is already formed via its precursor substances.

After sweating, the beans are sun-dried in the traditional way by spreading them out on tables or supports for several hours a day. Between sessions, the beans are rewrapped in blankets and stored indoors to achieve the correct moisture balance by allowing the sweating process to continue.

Depending on hours of sunshine and rainfall, sun-drying is typically completed after about 2 weeks. If necessary, the beans are left to dry in the shade for some time, until the water content of the beans is below 20-25 %.

The vanilla beans are then packed into boxes for conditioning, which continues for several months after the drying process. During this conditioning phase the final, rich, well-balanced vanilla flavour profile develops, which provides the sensory impact of up to 150 to 200 different flavour compounds. In addition to shape and colour, the vanillin content is seen as the principal quality criteria. It contributes significantly to the overall flavour profile.

The vanillin content is influenced by the region in which the plant is grown as well as by the curing process.

Table of content

Financial Review

in millions of Swiss francs, except per share data	Actual		Pro forma[2]	
	2002	**2001**	**2002**	**2001**
Sales	2,674	2,399	2,796	2,795
Gross profit	1,276	1,153	1,326	1,310
as % of sales	*47.7%*	*48.1%*	*47.4%*	*46.9%*
EBITDA[1]	579	545	620	605
as % of sales	*21.7%*	*22.7%*	*22.2%*	*21.6%*
Operating profit	405	396	432	417
as % of sales	*15.2%*	*16.5%*	*15.5%*	*14.9%*
Net income	256	274	274	280
as % of sales	*9.6%*	*11.4%*	*9.8%*	*10.0%*
Earnings per share – basic (CHF)[3]	30.06	32.92	31.48	32.11
Earnings per share – diluted (CHF)[3]	30.02	32.35	31.44	32.11

*1) EBITDA: **E**arnings **B**efore **I**nterest (and other financial income), **T**ax, **D**epreciation and **A**mortisation. This corresponds to operating profit before depreciation and amortisation.*

2) On 2 May 2002, Givaudan SA acquired 100% control of the flavour activities of Nestlé, Vevey–Switzerland, operating under the umbrella of Food Ingredients Specialities (FIS). The income statement related figures shown in the table above are derived from the unaudited Pro forma Consolidated Income Statement as if the acquisition had occurred on 1 January 2001. Details of the pro forma adjustments are disclosed in the notes to the pro forma consolidated income statement on page 74.

3) Assuming completion of buy back of shares and subsequent reduction of share capital, this would basically improve EPS by 8.3%.

With the acquisition of the Nestlé savoury flavour business (FIS) in May 2002 it is more meaningful to analyse the 2002 performance in pro forma terms assuming the acquisition had occurred on 1 January 2001. In 2002, some CHF 380 million revenues, corresponding to 16% of the Givaudan sales of 2001, were added. Although sales expressed in Swiss francs remained stable, a 6% increase being well above market growth was achieved in currency adjusted terms.

The gross profit increased from 46.9% to 47.4%, in a difficult market environment with tough competition and corresponding price pressure. The most relevant indicator of operating performance, EBITDA as % of sales improved by 0.6% point. Given that anticipated synergies were not factored into the pro forma income statement this improvement clearly demonstrates that already in 2002, the year of acquisition, the first synergies resulting from the fast integration of the FIS business have been achieved. The operating profit shows the same positive trend, with depreciation and amortisation of intangibles on the higher asset base being compensated with improved economies of scale in the operational business.

Year 2002 was again a year of very high volatility in foreign exchange and financial markets, aggravated by political and economic crises in various countries in which Givaudan has traditionally an important position, particularly Latin America. Thanks to careful financial risk management and protective measures in various countries, good performance in foreign exchange exposure has been achieved.

Abatement of interest expenses was obtained by shifting financing to longer term, lower interest bearing capital market instruments. Combined with controlled financial expense exposure, improved performance in the management of the Group world-wide tax liabilities the net profit has been maintained in absolute and relative terms close to previous year's level. This performance was achieved despite recording against income, an impairment of marketable securities. This first time impairment has not affected the Group's net equity, as marketable securities have always been marked-to-market, with a corresponding reserve in equity.

The acquisition of FIS for cash and share consideration totalling CHF 727 million has not notably affected the high equity ratio that remains over 60%. A large part of the acquisition was financed with the strong free cash flow. Net debt at the end of 2002 amounts to CHF 374 million as against a net cash position of CHF 104 million at the end of 2001. To put this into context, the buy-back programme for own shares, which was initiated in October 2002, must be considered. By the end of 2002 a total of 255,345 own shares were purchased, amounting to a cash payment of CHF 159 million. This effect is not directly visible in the balance sheet as the treasury shares acquired via the dedicated virt-x second-line trading are accounted for as a deduction from equity.

Major world-wide initiatives were developed to integrate administratively the FIS companies. This required a significant systems integration, which was concluded satisfactorily by the end of 2002. Internal control programmes were high up on the agenda of the world-wide finance organisation in order to cope with increasing demands on corporate governance and to adjust to ever more stringent accounting and reporting standards of IFRS. Financial risk management in economically and politically sensitive areas was strengthened and formalised. With all these measures full accounting transparency within the Givaudan group is kept, allowing for protection of Givaudan's financial integrity.

Consolidated Financial Statements

Consolidated Income Statement for the Year Ended 31 December

in millions of Swiss francs, except per share data	Note	2002	2001
Sales	5	2,674	2,399
Cost of sales		(1,398)	(1,246)
Gross profit		**1,276**	**1,153**
as % of sales		*47.7%*	*48.1%*
Marketing, development and distribution expenses	6	(638)	(597)
Administration expenses		(96)	(82)
Amortisation of intangible assets	16	(87)	(71)
Other operating income (expenses), net		(50)	(7)
Operating profit		**405**	**396**
as % of sales		*15.2%*	*16.5%*
Financial income (expenses), net	8	(49)	(12)
Result before taxes		**356**	**384**
Income taxes	9	(98)	(109)
Result after taxes		**258**	**275**
Minority interest	10	(2)	(1)
Net income		**256**	**274**
as % of sales		*9.6%*	*11.4%*
Earnings per share – basic (CHF)	11	**30.06**	**32.92**
Earnings per share – diluted (CHF)	11	**30.02**	**32.35**

Consolidated Balance Sheet at 31 December

in millions of Swiss francs	Note	2002	2001
Cash and cash equivalents		454	467
Available-for-sale financial assets	12	359	584
Accounts receivable – trade	13	427	370
Inventories	14	471	417
Current income tax assets	9	32	20
Trading financial instruments	18	35	49
Other current assets		72	63
Current assets		**1,850**	**1,970**
Property, plant and equipment	15	1,007	1,004
Intangible assets	16	1,462	1,055
Deferred income tax assets	9	118	139
Other long-term assets		124	151
Non-current assets		**2,711**	**2,349**
Total assets		**4,561**	**4,319**
Short-term debt	17	532	299
Accounts payable – trade and others		145	125
Current income tax liabilities	9	4	28
Trading financial instruments	18	16	55
Accrued and other current liabilities		185	137
Current liabilities		**882**	**644**
Long-term debt	17	655	648
Provisions	19	45	23
Liabilities for post-employment benefits	7	104	122
Deferred income tax liabilities	9	70	55
Other non-current liabilities		39	39
Non-current liabilities		**913**	**887**
Minority interest	10	**5**	**4**
Share capital		87	86
Retained earnings and reserves		3,279	3,021
Own equity instruments		(118)	(184)
Fair value reserve for available-for-sale financial assets		(193)	(90)
Equity component of exchangeable bond		10	10
Cumulative translation differences		(304)	(59)
Equity	20	**2,761**	**2,784**
Total liabilities, minority interest and equity		**4,561**	**4,319**

Consolidated Statement of Changes in Equity for the Year Ended 31 December

in millions of Swiss francs	Note	2002	2001
Share capital			
Balance at 1 January		86	86
Issue of shares	20	1	-
Balance at 31 December		**87**	**86**
Retained earnings and reserves			
Balance at 1 January		3,021	2,786
Effect of adoption of IAS39		-	15
Balance at 1 January as restated		3,021	2,801
Issue of shares	20	59	-
Dividends paid	20	(57)	(54)
Net income		256	274
Balance at 31 December		**3,279**	**3,021**
Own equity instruments			
Balance at 1 January		(184)	(139)
Movement of the year, net	20	66	(45)
Balance at 31 December		**(118)**	**(184)**
Fair value reserve for available-for-sale financial assets			
Balance at 1 January		(90)	-
Fair value gains (losses) during the year, net		(105)	(91)
Deferred taxes on fair value gains (losses) during the year		2	1
Balance at 31 December		**(193)**	**(90)**
Equity component of exchangeable bond			
Balance at 1 January		10	-
Issue of exchangeable bond		-	10
Balance at 31 December		**10**	**10**
Currency translation differences			
Balance at 1 January		(59)	(54)
Gains (losses) recognised during the year, net		(245)	(5)
Balance at 31 December		**(304)**	**(59)**
Total equity at 31 December		**2,761**	**2,784**
Fair value reserve for available-for-sale financial assets, net of deferred taxes		(103)	(90)
Currency translation differences during the year, net		(245)	(5)
Net gains (losses) not recognised in the income statement		**(348)**	**(95)**

Consolidated Cash Flow Statement for the Year Ended 31 December

in millions of Swiss francs	Note	2002	2001
Cash flows from (for) operating activities	22	**410**	**489**
Increase (decrease) in long-term debt, net		5	317
Increase (decrease) in short-term debt, net		229	(186)
Issuance of share capital		-	-
Interest paid		(58)	(41)
Dividends paid		(57)	(54)
Acquisition and sale of own equity instruments, net		(387)	(45)
Others		(7)	20
Cash flows from (for) financing activities		**(275)**	**11**
Purchase of property, plant and equipment and intangible assets	15,16	(92)	(114)
Proceeds from the disposal of property, plant and equipment and intangible assets		13	6
Interest received		7	13
Dividends received		4	3
Purchase and sale of available-for-sale financial assets, net		79	(236)
Purchase and sale of trading financial instruments, net		47	23
Acquisition of FIS, net of cash acquired	4	(200)	-
Others, net		(1)	(7)
Cash flows from (for) investing activities		**(143)**	**(312)**
Net effect of currency translation on cash and cash equivalents		(5)	(1)
Increase (decrease) in cash and cash equivalents		(13)	187
Cash and cash equivalents at the beginning of the year		467	280
Cash and cash equivalents at the end of the year		**454**	**467**

Shares have been issued and treasury shares used for non-cash consideration to acquire assets of FIS (see Note 4)

Notes to the Consolidated Financial Statements

1. Group organisation

Givaudan SA and its subsidiaries (hereafter "the Group"), operate under the name Givaudan. The Group is headquartered in Vernier, near Geneva, Switzerland.

On 2 May 2002, the Group acquired 100% control of the flavour activities of Nestlé, Vevey–Switzerland, operating under the umbrella of Food Ingredients Specialities (hereafter "FIS").

Givaudan is a leading supplier of creative fragrance and flavour products to consumer goods industries. It operates in over 100 countries and has subsidiaries in more than 20 countries. World-wide, it employs 5,844 people.

A list of the principal group companies is shown in Note 24 of the consolidated financial statements.

The Group is listed on the SWX Swiss Exchange.

2. Summary of significant accounting policies

The consolidated financial statements have been prepared in accordance with and comply with International Financial Reporting Standards. They are prepared under the historical cost convention as modified by the revaluation of available-for-sale financial assets and trading financial instruments.

Givaudan SA's Board of Directors approved these consolidated financial statements on 28 February 2003.

The preparation of the consolidated financial statements requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, disclosure of contingent liabilities at the date of the financial statements, and reported amounts of revenues and expenses during the reporting period. If in the future such estimates and assumptions, which are based on management's best judgement at the date of the financial statements, deviate from the actual circumstances, the original estimates and assumptions will be modified as appropriate in the year in which the circumstances change.

The subsidiaries that are consolidated are those companies controlled, directly or indirectly, by Givaudan SA, where control is defined as the power to govern the financial and operating policies of an enterprise so as to obtain benefits from its activities. Thus control is normally evidenced when the Group owns, either directly or indirectly, more than 50% of the voting rights of a company's share capital. Companies acquired during the year are consolidated from the date on which operating control is transferred to the Group, and subsidiaries to be divested are included up to the date on which control passes.

The purchase method of accounting is used to account for the acquisition of subsidiaries. The cost of an acquisition is measured as the fair value of the assets given up, shares issued or liabilities undertaken at the date of acquisition plus costs directly attributable to the acquisition. The excess of the cost of acquisition over the fair value of the net assets of the subsidiary acquired is recorded as goodwill. Where necessary, accounting policies of subsidiaries have been changed to ensure consistency with the policies adopted by the Group.

Foreign currency valuation

Items included in the financial statements of each entity in the Group are measured using the currency that best reflects the economic substance of the underlying events and circumstances relevant to that entity (the "measurement currency").

Assets and liabilities of Group companies reporting in currencies other than Swiss francs (foreign entities) are translated into Swiss francs using year-end rates of exchange. Sales, costs, expenses, net income and cash flows are translated at the average rates of exchange for the year. Translation differences due to the changes in exchange rates between the beginning and the end of the year and the difference between net income translated at the average year and year-end exchange rates are taken directly to equity.

On the divestment of a foreign entity, the cumulative currency translation differences relating to that foreign entity are recognised in income as part of the gain or loss on divestment.

Exchange gains and losses arising in Group companies from the translation into their local reporting currency of their financial assets and liabilities denominated in foreign currencies and from the settlement of foreign currency transactions are included in income.

Segment reporting

Business segments provide products or services that are subject to risks and returns that are different from those of other business segments. Geographical segments provide products or services within a particular economic environment that is subject to risks and returns that are different from those of components operating in other economic environments.

Sales and cost of sales

Sales represent amounts received and receivable for goods supplied and services rendered to customers after deducting volume discounts and sales taxes. Sales are generally recognised upon shipment of products. Cost of sales includes the corresponding direct production costs of goods manufactured and services rendered as well as related production overheads.

Research and product development costs

Research and product development costs are charged against income as incurred since the criteria for their recognition as an asset are not met in the opinion of management.

Employee benefit costs

Wages, salaries, social security contributions, annual leave and sick leave paid, bonuses and non-monetary benefits are accrued or expensed in the year in which the associated services are rendered by the Group's employees.

Pension obligations

The Group operates a number of defined benefit and defined contribution plans throughout the world, the assets of which are generally held in separate trustee-administered funds. The pension plans are generally funded by payments from employees and by the relevant Group companies, taking account of the recommendations of independent qualified actuaries.

Defined benefit retirement plans based on employees' years of service and remuneration at retirement are generally provided for employees of most major Group companies. Plans are usually funded by payments from the Group and by the employees to financially independent trusts. Where, due to local conditions, a plan is not funded, a liability is recorded in the financial statements. The aggregated cost for the year for defined benefit plans is determined using the projected unit credit method. This reflects service rendered by employees to the dates of valuation and incorporates actuarial assumptions primarily regarding discount rates used in determining the present value of benefits, projected rates of remuneration growth, and long-term expected rates of return on plan assets. Discount rates are based on the market yields of high-quality corporate bonds in the country concerned. Differences between assumptions and actual experiences, as well as the effects of changes in actuarial assumptions are allocated over the estimated average remaining working lives of employees. Past service costs are allocated over the average period until the benefits become vested. Pension assets and liabilities in different defined benefit schemes are not offset unless the Group has a legally enforceable right to use the surplus in one plan to settle obligations in the other plan.

The Group's contributions to defined contribution pension plans are charged to the income statement in the year to which they relate.

Other post-retirement obligations

Some Group companies provide certain post-retirement healthcare and life insurance benefits to their retirees, the entitlement to which is usually based on the employee remaining in service up to retirement age and completing a minimum service period. The expected costs of these benefits are accrued over the periods in which employees render service to the Group.

Executive Share option plans

The Group established share option plans to align the long-term interests of Group executives and members of the Board of Directors with the interests of the shareholders. Key executives are awarded a portion of their performance-related compensation in Givaudan call options which may be exercised or settled in cash. The executive share option plans are established with Givaudan registered shares as underlying securities and are granted at the market price of the options on the date of the grant. Share options are set generally with a vesting period of three years, during which the options cannot be exercised or transferred. The Group has at its disposal conditional share capital when the options are exercised.

No compensation cost is recognised in the income statement for the granting of share options based on conditional capital, except for the underlying social security costs.

Taxation

Income taxes include all taxes based upon the taxable profits of the Group, including withholding taxes payable on the distribution of retained earnings within the Group. Other taxes not based on income, such as property and capital taxes, are included either in operating expenses or in financial expenses according to their nature.

Deferred income taxes are provided based on the balance sheet liability method, under which deferred tax consequences are recognised for temporary differences between the tax bases of assets and liabilities and their carrying values for financial reporting purposes. Deferred income tax assets relating to the carry-forward of unused tax losses are recognised to the extent that it is probable that future taxable profit will be available against which the unused tax losses can be utilised.

Current and deferred income tax assets and liabilities are offset when the income taxes are levied by the same taxation authority and when there is a legally enforceable right to offset them.

Cash and cash equivalents

Cash and cash equivalents comprises cash on hand and time, call and current balances with banks and similar institutions.

Financial Instruments

Financial assets are composed of debt and equity securities and are initially recorded at acquisition cost, including transaction costs. They are generally treated as available-for-sale financial assets; purchases and sales are accounted for on the settlement date. They are classified as current assets, unless they are expected to be realised beyond twelve months of the balance sheet date. At each period-end, for quoted financial assets, the book value is adjusted to the market value, the latter being calculated by reference to stock exchange quoted selling prices at close of business on the balance sheet date, with a corresponding entry in equity.

Monetary items, such as marketable debt securities, denominated in a foreign currency are adjusted for the effect of any change in exchange rates with unrealised gain or loss booked in the income statement. Realised gain or loss is recognised in the income statement upon disposal of marketable securities or when determined to be impaired. Dividends and interest earned are included in the income statement as financial income. At each period-end, non-quoted financial assets are re-valued at fair value based on prices given by reputable financial institutions or on the price of the latest transaction. Available-for-sale financial assets are impaired when in management's opinion there is objective evidence that the estimated future recoverable amount is less than the carrying amount. The Group's policy is to record impairments on available-for-sale financial assets when their market value has been deeply below cost over a long period. The charge is recorded within financial income (expenses), net of the consolidated income statement.

Most derivative instruments are entered into for providing economic hedges. Generally, they do not qualify for hedge accounting according to IAS39 and are treated as held-for-trading financial instruments. They are initially recorded at cost, including transaction costs. Purchases and sales are accounted for on the settlement date. At period-end, the derivatives are re-valued at fair value based on quoted market prices at the balance sheet date, with unrealised gain or loss booked in the income statement. They are de-recognised when the Group has lost control of the contractual rights of the derivatives, with realised gain or loss booked in the income statement.

The proceeds of straight bonds issued are recognised at the proceeds received, net of transaction costs incurred. Any discount arising from the coupon rate, represented by the difference between the net proceeds and the redemption value, is amortised using the effective interest rate method and charged to interest expense over the life of the bond. They are de-recognised at redemption date.

The proceeds, net of expenses, of exchangeable bonds are accounted for by splitting the debt element and the embedded derivative option. The fair value of the liability portion is determined using a market interest rate for an equivalent straight bond; this amount is recorded as a non-current liability. The debt discount arising from the difference between the debt element at issuance and the par value is amortised cost method until maturity of the bonds. The charge is recorded as interest expense in the income statement. The debt securities are de-recognised at the time of option exercise or at redemption date. The residual amount of the proceeds is allocated to the conversion option which is recognised and included in equity. The value of the conversion option is not changed in subsequent periods but will be reclassified to retained earnings at the time of conversion or at redemption date.

Information on financial risk management of the Group is described in the Note 3. Detailed disclosures can be found in Notes 12, 17 and 18 to the consolidated financial statements.

Accounts receivable – trade

Trade receivables are carried at anticipated realisable value. An allowance is made for doubtful receivables based on a periodic review of all outstanding amounts. During the year in which they are identified, bad debts are written off. The charge is reported within Marketing, development and distribution expenses of the consolidated income statement.

Inventories

Inventories are stated at the lower of cost or net realisable value. Cost is determined by the first-in, first-out (FIFO) method. The cost of finished goods and work in process comprises raw materials, direct labour, other direct costs and related production overheads but excludes borrowing costs.

Property, plant and equipment

Property, plant and equipment are initially recorded at cost of purchase or construction and are depreciated on a straight-line basis, except for land, which is not depreciated. Estimated useful lives of major classes of depreciable assets are as follows:

Buildings and building improvements	40 years
Machinery and equipment	5-15 years
Office equipment	3 years
Motor vehicles	5 years

Repairs and maintenance costs are recognised as expenses as incurred. Interest costs on borrowing to finance the purchase or construction of property, plant and equipment are not capitalised. The Group has no significant finance leases. Payments made under operating leases are charged against income on a straight-line basis over the term of the lease.

Intangible assets

Goodwill represents the excess of the cost of an acquisition over the fair value of the Group's share of the net assets of the acquired subsidiary at the date of acquisition. Goodwill on acquisitions is recorded in the balance sheet as an intangible asset and is amortised on a straight-line basis over the estimated useful life but not in excess of 20 years. Any goodwill or fair value adjustments to the carrying amounts of assets and liabilities arising on the acquisition of a foreign entity are generally recorded in the local currency at the effective date of the transaction and translated at year-end exchange rate.

Other intangibles assets such as patents, licences, trademarks and know-how are initially recorded at their acquisition cost and are amortised on a straight-line basis over their estimated economic lives for a period limited to 20 years. Internally generated intangible assets are not capitalised.

Impairment of long-lived assets

When the recoverable amount of an asset, being the higher of its net selling price and its value in use, is less than its carrying amount, then the carrying amount is reduced to the asset's recoverable value. This reduction is reported as an impairment loss within other operating income (expenses), net, of the consolidated income statement. Value in use is determined using estimated cash flows, generally over a five-year period, with extrapolating projections for subsequent years. These are discounted using an appropriate long-term interest rate.

Provisions

Provisions are recognised when the Group has a present legal or constructive obligation as a result of past events, for which it is probable that an outflow of resources embodying economic benefits will be required to settle the obligation, and a reliable estimate of the amount of the obligation can be made. Provisions are reviewed regularly and are adjusted where necessary to reflect the current best estimates of the obligation.

Restructuring provisions comprise lease termination penalties and employees termination payments, and are recognised in the period in which the Group becomes legally or constructively committed to payment. Costs related to the ongoing activities of the Group are not provided in advance.

Own equity instruments

Purchases of own equity instruments, own shares and derivatives on own shares, are recorded at acquisition cost including transaction costs as a deduction from equity. The original cost of acquisition, results from resale and other movements are reported as changes in equity, net.

Treasury shares acquired by the execution of own equity derivatives are recorded at the execution date market price.
The difference between the market price and the strike price is recorded as gain and loss on derivative on own shares and remains in equity.
More detailed information is provided in Note 20 of the consolidated financial statements.

Dividends

Dividends are recorded in the period in which they are approved by the Group's shareholders.

International Financial Reporting Standards

The Group has adopted new or revised International Financial Reporting Standards (IFRS) effective as of 1 January 2002. Where necessary, the comparative figures have been re-classified or extended from the previously reported results to take into account any additional disclosure requirements. Those standards are:

- IAS41, Agriculture
- IAS19, Employee Benefits – amendments
- SIC 27 to 33

No significant adjustments were necessary as a result of implementing these standards, as the Group's accounting policies previously reflected the main principles in the new and revised standards.

The Group adopted IAS39 Financial Instruments: Recognition and Measurement in 2001. The financial effects of adopting this standard were reported in the previous year's consolidated financial statements.

3. Financial risk management

Financial risk management within the Group is governed by policies approved by senior management. These policies cover foreign exchange risk, interest rate risk, market risk, credit risk and liquidity risk. Group policies also cover areas such as cash management, investment of excess funds and raising short- and long-term debt.

When deemed appropriate certain of the above risks are altered through the use of financial instruments. Group management believe that, in order to create the optimum value for the Group, it is not desirable to eliminate or mitigate all possible market fluctuations. Financial instruments are selectively used to create and optimise value. Group companies report details of the financial instruments outstanding and financial liquidity positions to Group Treasury on a monthly basis.

Foreign exchange risk

The Group operates across the world and is exposed to movements in foreign currencies affecting its net income and financial position, as expressed in Swiss francs.

Transaction exposure arises because the equivalent amount in local currency paid or received in transactions denominated in foreign currencies may vary due to changes in exchange rates. For many Group companies income is generated primarily in the local currency. A significant amount of expenditures, especially for the purchase of goods for resale and interest on and repayment of loans are in foreign currencies. Similarly, transaction exposure arises on net balances of monetary assets held in foreign currencies. Group companies manage this exposure at a local level, if necessary by means of derivative financial instruments such as options and forward contracts. In addition, Group Treasury monitors total world-wide exposure with the help of comprehensive data received on a monthly basis. Translation exposure arises from the consolidation of the foreign currency denominated financial statements of the Group's foreign subsidiaries. The effect on the Group's consolidated equity is shown as a currency translation difference.

Interest rate risk

Interest rate risk arises from movements in interest rates which could have adverse effects on the Group's net income or financial position. Changes in interest rates cause variations in interest income and expenses on interest-bearing assets and liabilities. In addition, they can affect the market value of certain financial assets, liabilities and instruments as described in the following section on market risk.

Group companies manage their short-term interest rate risk locally, if necessary by means of derivative financial instruments such as interest rate swaps. Furthermore, the consolidated interest rate risk is monitored by Group Treasury on a world-wide level.

Market risk

Changes in the market value of certain financial assets, liabilities and instruments can affect the net income or financial position of the Group. The risk of loss in value is assessed by a very careful review prior to investing, diversification of assets and continuous monitoring of the performance of investments and changes in their risk configuration. The Group makes use of derivatives financial instruments to manage risks on available-for-sale investments and debt instruments.

Credit risk

Credit risk arises from the possibility that the counter-party to a transaction may be unable or unwilling to meet their obligations causing a financial loss to the Group. Trade receivables are subject to a policy of active risk management which focuses on the assessment of country risk, credit limits, ongoing credit evaluation and account monitoring procedures. Collateral is generally not required. There are no significant concentrations within trade receivables of counter-party credit risk due to the large number of customers that the Group deals with and their wide geographical spread. Country risk limits and exposures are continuously monitored. The exposure of other financial assets and liabilities to credit risk is controlled by setting a policy for limiting credit exposure to high-quality counter-parties, continuously reviewing credit ratings, and limiting individual aggregate credit exposure accordingly.

Liquidity risk

Group companies must have sufficient availability of cash to meet their obligations. Individual companies are responsible for their own cash management, including the short-term investment of cash surpluses and the raising of loans to cover cash deficits, subject to Group policies, guidelines and guidance.

4. FIS Acquisition

On 2 May 2002, the Group acquired 100% control of the flavour activities of Nestlé, Vevey–Switzerland, operating under the umbrella of Food Ingredients Specialities (FIS).

The acquisition of FIS has been accounted for in the financial statements by use of the purchase method of accounting. The results of FIS operations have been incorporated in the consolidated income statement since 2 May 2002. The assets and liabilities of FIS and the goodwill arising on this acquisition have been recognised in the consolidated balance sheet at 31 December 2002. The goodwill is recognised as an intangible asset and is amortised on a straight-line basis over 20 years from the acquisition date. The amortisation of goodwill is included in the income statement under amortisation of intangible assets.

On 2 May 2002, the transaction was valued at CHF 643 million, net of CHF 107 million assumed debt. The consideration was in the form of payment in cash and delivery of own shares. For the latter, the Group made use of its authorised share capital, issuing 100,000 registered shares (see Note 20). The entire delivery of own shares to Nestlé has been fulfilled before 31 December 2002.

On 2 May 2002, the goodwill arising from the FIS acquisition was estimated at CHF 212 million. The goodwill has been adjusted by the finalisation of the purchase price and to subsequent changes in value of identifiable assets and liabilities. At 31 December 2002, the goodwill was CHF 310 million.

As part of the acquisition the Group acquired intellectual property rights predominantly consisting of know-how (being inseparable; processes, formulas and recipes) for CHF 339 million and recognised them as an intangible asset. The rights are amortised on a straight-line basis over 20 years with the expense included in the income statement under amortisation of intangible assets.

At 31 December 2002, almost all the FIS business has been integrated to the Group business and therefore the effect of the acquisition on the financial position can not be supplied at the reporting date.

At 31 December 2002, the details of the purchase consideration, the net assets acquired, goodwill and the cash related to the FIS acquisition are as follows:

in millions of Swiss francs	Note	2002
Cash paid		212
Issuance of own shares at fair value at acquisition date		60
Own shares delivered at fair value at acquisition date		455
Total purchase consideration		**727**
Cash and cash equivalents		12
Accounts receivable – trade		54
Other receivables		40
Inventories		60
Prepaid expenses & accrued income		1
Net deferred tax assets	9	19
Property, plant and equipment	15	102
Intangible assets	16	339
Bank creditors & short term loans		(91)
Accounts payable		(45)
Accrued liabilities		(36)
Other long-term liabilities		(2)
Restructuring provisions	19	(31)
Other provisions	19	(5)
Total of fair value of net assets acquired		**417**
Purchase consideration		727
Fair value of net assets acquired		(417)
Total Goodwill	16	**310**
Cash paid		212
Cash acquired		(12)
Total of cash related to FIS acquisition, net of cash acquired		**200**

5. Segment information

The Group's world-wide operations are organised into two operating divisions, Fragrances and Flavours. These divisions are the basis upon which the Group reports its primary segment information.
The secondary format is based on geographical segmentation. The business segments operate in five main geographical areas, namely Switzerland, other EAME (Other Europe, Africa and Middle East), USA and Canada, Latin America and Asia Pacific.

Business segments

in millions of Swiss francs	Fragrances		Flavours		Group	
	2002	**2001**	**2002**	**2001**	**2002**	**2001**
Segment sales	1,125	1,122	1,559	1,289	2,684	2,411
Less inter-divisional sales [a]	(8)	(10)	(2)	(2)	(10)	(12)
Segment sales to third parties	**1,117**	**1,112**	**1,557**	**1,287**	**2,674**	**2,399**
EBITDA [b]	**215**	**215**	**364**	**330**	**579**	**545**
as % of sales	*19.3%*	*19.3%*	*23.4%*	*25.6%*	*21.7%*	*22.7%*
Depreciation	(43)	(40)	(44)	(38)	(87)	(78)
Amortisation	-	-	(87)	(71)	(87)	(71)
Operating profit	**172**	**175**	**233**	**221**	**405**	**396**
as % of sales	*15.4%*	*15.7%*	*15.0%*	*17.2%*	*15.2%*	*16.5%*
Operating assets [c]	863	891	2,504	1,957	3,367	2,848
Unallocated assets [d]					1,194	1,471
Consolidated total assets					**4,561**	**4,319**
Operating liabilities [c]	(41)	(42)	(47)	(33)	(88)	(75)
Unallocated liabilities [d]					(1,707)	(1,456)
Consolidated total liabilities					**(1,795)**	**(1,531)**
Capital expenditures [e]	**49**	**68**	**43**	**46**	**92**	**114**
Number of employees	**2,535**	**2,535**	**3,309**	**2,790**	**5,844**	**5,325**

a) Transfer prices for inter-divisional sales are set on an arm's length basis.

*b) EBITDA: **E**arnings **B**efore **I**nterest (and other financial income), **T**ax, **D**epreciation and **A**mortisation. This corresponds to operating profit before depreciation and amortisation.*

c) Operating assets consist primarily of property, plant and equipment, intangibles, inventories and receivables. Segment operating liabilities consist of trade accounts payable and notes payable.

d) Unallocated assets and liabilities mainly include current and deferred income tax balances, and financial assets and liabilities, principally cash, investments and debt.

e) Capital expenditures include additions to property, plant and equipment and to intangible assets, excluding acquisitions of subsidiaries.

Geographical segments

in millions of Swiss francs	Segment sales[a]		Segment net operating assets[b]		Capital expenditures[c]	
	2002	2001	2002	2001	2002	2001
Switzerland	123	118	1,019	439	29	27
Other EAME	832	721	495	460	15	25
USA and Canada	945	838	1,313	1,441	28	41
Latin America	252	268	137	160	7	10
Asia Pacific	522	454	315	273	13	11
Total	**2,674**	**2,399**	**3,279**	**2,773**	**92**	**114**

a) Sales are shown by destination.

b) Operating assets consist primarily of property, plant and equipment, intangibles, inventories and receivables.
Segment operating liabilities consist of trade accounts payable and notes payable.

c) Capital expenditures include additions to property, plant and equipment and to intangible assets, excluding acquisitions of subsidiaries.

6. Marketing, development and distribution expenses

Expenses for product development and research activities in 2002 amounted to CHF 206 million (2001: CHF 200 million) and are included in the income statement under marketing, development and distribution expenses.

7. Employee benefits

The following amounts related to employee remuneration and benefits are included in determining operating profit:

in millions of Swiss francs	2002	2001
Wages and salaries	486	474
Social security costs	63	58
Post-employment benefits: defined benefit plans	48	23
Post-employment benefits: defined contribution plans	7	9
Other employee benefits	37	39
Total employees' remuneration	**641**	**603**

At the year-end, the Group employed 5,844 people (2001: 5,325).

Post-employment benefits

Most employees are covered by retirement benefit plans sponsored by Group companies. The nature of such plans varies according to local legal regulations, fiscal requirements and economic conditions of the countries in which the employees are employed. Other post-employment benefits consist primarily of post-retirement healthcare and life insurance schemes, principally in the USA. Plans are usually funded by payments from the Group and by employees to financially independent trusts. Where a plan is unfunded, a liability for the entire obligation is recorded in the Group's balance sheet.

Amounts recognised in the income statement for post-employment defined benefit plans consist of the following:

in millions of Swiss francs	**2002**	**2001**
Current service cost	30	26
Interest cost	56	57
Expected return on plan assets	(47)	(59)
Net actuarial (gains) losses recognised	9	(1)
Total included in employees' remuneration	**48**	**23**

The actual return on plan assets in 2002 was a decrease of CHF 56 million (2001: a decrease of CHF 123 million).

Movements during the year in the net asset (liability) recognised in the balance sheet for post-employment defined benefit plans were as follows:

in millions of Swiss francs	**2002**	**2001**
At 1 January	(95)	(95)
Total expenses included in employees' remuneration	(48)	(23)
Contributions paid	42	18
Benefits paid (unfunded plans)	5	5
Currency translation effects and others	11	-
At 31 December	**(85)**	**(95)**

The following amounts were recognised in the balance sheet for post-employment defined benefit plans:

in millions of Swiss francs	**2002**	**2001**
Unfunded plans		
Recognised liability for actuarial present value of unfunded obligations due to past and present employees	(84)	(90)
Funded plans		
Actuarial present value of funded obligations due to past and present employees	(1,059)	(993)
Plan assets held in trusts at fair value	683	759
Plan assets over (under) actuarial present value of funded obligations	(376)	(234)
Less		
- unrecognised actuarial (gains) losses	375	229
- unrecognised past service costs	-	-
Recognised asset (liability) for funded obligations due to past and present employees	(1)	(5)
Total unfunded and funded plans	(85)	(95)
Asset (liability) recognised		
Deficit recognised as liabilities for post-employment benefits	(104)	(121)
Surplus recognised as part of other long-term assets	19	26
Total net asset (liability) recognised	(85)	(95)

The above amounts include non-pension post-employment benefit schemes, principally post-retirement healthcare and life insurance, with an actuarial present value of obligations of CHF 58 million at year end (2001: CHF 62 million). The related net liability recognised was CHF 52 million (2001: CHF 59 million). Actuarial losses of CHF 6 million (2001: losses of CHF 3 million) were unrecognised.

Amounts recognised in the balance sheet for post-employment defined benefit plans are predominantly non-current and are reported as non-current assets and non-current liabilities.

The Group operates defined benefit schemes in many countries for which the actuarial assumptions vary based on local economic and social conditions. The range of assumptions used in the actuarial valuations of the most significant defined benefit plans, in countries with stable currencies and interest rates, were as follows:

in millions of Swiss francs	2002	2001
Discount rates	4.0 to 7.0%	4.5 to 7.3%
Projected rates of remuneration growth	2.0 to 5.0%	2.5 to 5.0%
Expected rates of return on plan assets	5.5 to 9.3%	5.5 to 9.0%
Healthcare cost trend rate	6.0%	6.0%

Executive share option plan

Share options shown in the table below have been granted on a yearly basis with a vesting period of 3 years. These options are tradable and transferable after the vesting period. The fair value of the options granted are based on market prices taking into account their respective terms and conditions upon which those equity instruments were granted. Participation in these plans is mandatory.

Share options outstanding at the end of the year have the following terms:

Year of grant	Maturity date	Strike price (CHF)	Ratio (option: share)	Option value at grant date (CHF)	Number of options 2002	Number of options 2001
2000	30 September 2005	560	100:1	1.0961	2,263,000	2,313,000
2001	20 February 2006	520	100:1	1.0120	2,448,000	2,503,000
2002	29 January 2007	590	10:1	8.1200	365,400	-

Movements in the number of share options outstanding are as follows:

Number of options expressed in equivalent shares	2002	2001
At 1 January	48,160	23,280
Granted	36,540	25,280
Exercised	-	-
Lapsed	(1,050)	(400)
At 31 December	**83,650**	**48,160**

For these plans, the Group has at its disposal conditional share capital up to an amount of CHF 1 million representing 100,000 registered shares with a par value of CHF 10 per share.

8. Financial income (expenses), net

in millions of Swiss francs	2002	2001
Gains (losses) from available-for-sale financial assets, net	(16)	-
Interest income	11	23
Dividend income	4	3
Fair value and realised gains (losses) from derivatives instruments, net	71	3
Interest expense	(38)	(42)
Exchange gains (losses), net	(41)	14
Impairment of available-for-sale financial assets	(31)	-
Impairment of financial assets	-	(9)
Other financial income (expenses), net	(9)	(4)
Total financial income (expenses), net	**(49)**	**(12)**

9. Income taxes

Amounts charged (credited) in the income statement are as follows:

in millions of Swiss francs	2002	2001
Current income taxes	65	75
Deferred income taxes	33	34
Total income tax expenses	**98**	**109**

Since the Group operates globally, it is liable for income taxes in many different tax jurisdictions. The Group calculates its average expected tax rate as a weighted average of the tax rates in the tax jurisdictions in which the Group operates.

The Group's effective tax rate differs from the Group's average expected tax rate as follows:

in millions of Swiss francs	2002	2001
Group's average expected tax rate	23%	24%
Tax effect of		
- Income not taxable	(2)%	(3)%
- Expenses not deductible (including goodwill)	5%	4%
- Other differences	1%	3%
Group's effective tax rate	**27%**	**28%**

Income tax assets and liabilities

Amounts recognised in the balance sheet related to income taxes are as follows:

Current income taxes

in millions of Swiss francs	2002	2001
Current income tax assets	32	20
Current income tax liabilities	(4)	(28)
Net current income tax asset (liability)	**28**	**(8)**

Deferred income taxes

in millions of Swiss francs	2002	2001
Deferred income tax assets	118	139
Deferred income tax liabilities	(70)	(55)
Net deferred income tax asset (liability)	**48**	**84**

Amounts recognised in the balance sheet for deferred taxes are reported as non-current assets and non-current liabilities, a portion of which is current and is charged or credited to the income statement in the current year.

Deferred income tax assets are recognised for tax loss carry forwards only to the extent that realisation of the related tax benefit is probable. The Group has no material unrecognised tax losses. Deferred income tax liabilities have not been established for withholding tax and other taxes that would be payable on the un-remitted earnings of certain foreign subsidiaries, as such amounts are currently regarded as permanently reinvested.

Deferred income tax assets and liabilities and the related deferred income tax charges are attributable to the following items:

in millions of Swiss francs – 2002	Note	Property, plant & equipment	Intangible assets	Restructuring provisions	Other temporary differences	Total
Net deferred income tax asset at 1 January		(37)	65	1	55	84
Changes in Group organisation; FIS acquisition	4	9	-	8	2	19
Charged to income statement		(23)	(8)	(4)	2	(33)
Credited to equity		-	-	-	3	3
Currency translation effects		6	(12)	(1)	(18)	(25)
Net deferred income tax asset (liability) at 31 December		**(45)**	**45**	**4**	**44**	**48**

in millions of Swiss francs – 2001	Property, plant & equipment	Intangible assets	Restructuring provisions	Other temporary differences	Total
Net deferred income tax asset at 1 January	(17)	65	1	69	118
Charged to income statement	(19)	(3)	-	(12)	(34)
Charged to equity	-	-	-	(1)	(1)
Currency translation effects	(1)	3	-	(1)	1
Net deferred income tax asset (liability) at 31 December	(37)	65	1	55	84

10. Minority interest

Minority interest represents the interests of third-party shareholders in the net results of operations and the net assets of subsidiaries in China and Thailand which are not fully owned by Givaudan, either directly or indirectly.

11. Earnings per share

Basic earnings per share

Basic earnings per share is calculated by dividing the net profit attributable to shareholders by the weighted average number of shares outstanding.

	2002	2001
Net income for the year (in CHF million)	256	274
Weighted average number of shares outstanding		
Ordinary shares	*8,692,476*	*8,625,627*
Treasury shares	*(175,529)*	*(301,931)*
	8,516,947	8,323,696
Earnings per share – basic (CHF)	30.06	32.92

Diluted earnings per share

For the calculation of diluted earnings per share, the weighted average number of shares outstanding is adjusted to assume conversion of all dilutive potential shares.

	2002	2001
Net income adjusted for elimination of interest, net of tax of CHF 0 million (2001: CHF 5 million) for dilutive convertible instruments (in CHF million)	256	279
Weighted average number of shares outstanding adjusted for executives shares options plan of 4,950 (2001: nil) and for shares on assumed conversion of dilutive convertible instruments of 5,228 (2001: 301,931)	8,527,125	8,625,627
Earnings per share – diluted (CHF)	**30.02**	**32.35**

12. Available-for-sale financial assets

in millions of Swiss francs	2002	2001
Equity securities	338	507
Bonds and debentures	121	195
Total available-for-sale financial assets	**459**	**702**
Current assets	359	584
Non-current assets (included in Other long-term assets)	100	118
Total available-for-sale financial assets	**459**	**702**

13. Accounts receivable – trade

in millions of Swiss francs	2002	2001
Accounts receivable	437	374
Notes receivable	10	14
Less: allowance for doubtful accounts	(20)	(18)
Total accounts receivable – trade	**427**	**370**

14. Inventories

in millions of Swiss francs	2002	2001
Raw materials and supplies	259	245
Work in process	24	24
Finished goods	208	170
Less: allowance for slow moving and obsolete inventories	(20)	(22)
Total inventories	**471**	**417**

There is no significant inventory held at net realisable value.

15. Property, plant and equipment

in millions of Swiss francs – 2002	Note	Land	Buildings and building improvements	Machinery, equipment and vehicles	Construction in progress	Total
Net book value						
Balance at 1 January		60	464	440	40	1,004
Currency translation effects		(6)	(49)	(39)	(3)	(97)
Changes in Group organisation;						
FIS acquisition	4	9	41	52	-	102
Additions		-	3	22	67	92
Disposals		-	(2)	(5)	-	(7)
Transfers		-	13	51	(64)	-
Depreciation		-	(17)	(70)	-	(87)
Balance at 31 December		**63**	**453**	**451**	**40**	**1,007**
Cost		63	685	1,052	40	1,840
Accumulated depreciation		-	(232)	(601)	-	(833)
Balance at 31 December		**63**	**453**	**451**	**40**	**1,007**

in millions of Swiss francs – 2001	Land	Buildings and building improvements	Machinery, equipment and vehicles	Construction in progress	Total
Net book value					
Balance at 1 January	61	447	410	65	983
Currency translation effects	(1)	(3)	(2)	-	(6)
Additions	-	5	32	77	114
Disposals	(1)	(1)	(7)	-	(9)
Transfers	1	32	69	(102)	-
Depreciation	-	(16)	(62)	-	(78)
Balance at 31 December	**60**	**464**	**440**	**40**	**1,004**
Cost	60	692	1,016	40	1,808
Accumulated depreciation	-	(228)	(576)	-	(804)
Balance at 31 December	**60**	**464**	**440**	**40**	**1,004**

Operating lease commitments:

At year-end, the Group had commitments for the following future minimum payments under non-cancellable operating leases:

in millions of Swiss francs	**2002**	**2001**
Within one year	12	11
Within two to five years	20	18
Thereafter	22	33
Total minimum payments	**54**	**62**

The total rental for all operating leases was CHF 31 million (2001: CHF 28 million). The Group has capital commitments for the purchase or construction of property, plant and equipment totalling CHF 15 million (2001: insignificant).

16. Intangible assets

in millions of Swiss francs – 2002	Note	**Goodwill**	**Patents, licenses, trademarks, know-how and other**	**Total**
Net book value				
Balance at 1 January		1,055	-	1,055
Currency translation effects		(155)	-	(155)
Changes in Group organisation; FIS acquisition	4	310	339	649
Additions		-	-	-
Disposals		-	-	-
Amortisation		(76)	(11)	(87)
Balance at 31 December		**1,134**	**328**	**1,462**
Cost		1,485	403	1,888
Accumulated amortisation		(351)	(75)	(426)
Net book value at 31 December		**1,134**	**328**	**1,462**

in millions of Swiss francs – 2001	Goodwill	Patents, licenses, trademarks, know-how and other	Total
Net book value			
Balance at 1 January	1,120	-	1,120
Currency translation effects	6	-	6
Additions	-	-	-
Disposals	-	-	-
Amortisation	(71)	-	(71)
Balance at 31 December	**1,055**	**-**	**1,055**
Cost	1,383	64	1,447
Accumulated amortisation	(328)	(64)	(392)
Net book value at 31 December	**1,055**	**-**	**1,055**

At year-end, the Group had no significant capital commitments for the purchase of intangible assets.

17. Debt

in millions of Swiss francs – 2002	within two to three years	within four to five years	Thereafter	Total long-term	Short-term within one year	Total
Amounts due to banks and other financial institutions	71	-	-	**71**	532	**603**
Straight bond	299	-	-	**299**	-	**299**
Exchangeable bond	-	285	-	**285**	-	**285**
Total debt at 31 December	**370**	**285**	**-**	**655**	**532**	**1,187**

in millions of Swiss francs – 2001	within two to three years	within four to five years	Thereafter	Total long-term	Short-term within one year	Total
Amounts due to banks and other financial institutions	25	-	-	**25**	299	**324**
Straight bond	-	299	-	**299**	-	**299**
Exchangeable bond	-	324	-	**324**	-	**324**
Total debt at 31 December	**25**	**623**	**-**	**648**	**299**	**947**

At year-end, the fair value of long-term debt was CHF 0.8 billion (2001: CHF 0.7 billion).

On 29 December 2000, the Group issued a 4.25% straight bond 2000-2005 with a nominal value of CHF 300 million.

On 7 June 2001 the Group issued a 1% exchangeable bond with a principal amount of USD 200 million made up of 200,000 bonds of USD 1,000 denomination. The bond was issued by Givaudan United States, Inc., and is guaranteed by Givaudan SA (Holding company). The principal amount is accreted with a gross yield to maturity of 4% being 116.42% at maturity. The bond is exchangeable into ordinary registered shares of Givaudan SA, one bond is exchangeable into 3.161855 shares. The maximum number of shares to be delivered is 632,371 shares. The maturity of the bond is 7 June 2006 with the option for both bondholders and issuer to redeem the bonds before maturity under defined conditions. The net proceeds of the issue were USD 195 million (CHF 339 million). One bond has been converted during 2002.

The weighted average effective interest rates at the balance sheet date were as follows:

	2002	2001
Amounts due to banks and other financial institutions	2.5%	4.0%
Straight bond	4.3%	4.3%
Exchangeable bond	4.3%	4.3%

18. Trading financial instruments

In appropriate circumstances the Group uses derivative financial instruments as part of its risk management and trading strategies. This is discussed in the financial risk management section in Note 3 to the consolidated financial statements. The majority of the derivative financial instruments outstanding at year-end consisted of forward foreign currency contracts entered into by foreign affiliates for the purchase of currencies to settle liabilities within the Group.

The fair value of trading financial instruments held by the Group are as follows:

in millions of Swiss francs	2002	2001
Foreign currency derivatives, net		
- forward foreign exchange contracts	21	8
- options	6	-
Interest rate derivatives, net		
- swaps	(11)	(4)
Other derivatives, net		
- options on equity securities	3	(10)
Total trading financial instruments, net	**19**	**(6)**

The notional principal amounts of the outstanding interest swaps contracts at 31 December 2002 were JPY 3 billion (2001 JPY 5 billion) and USD 40 million (2001: none). At 31 December 2002, the fixed interest rates for the JPY vary from 2.0% to 3.2% (2001: 1.8% to 3.1%) and the average floating rate was 0.1% (2001: 0.5%), while the fixed interest rates for the USD vary from 5.0% to 5.1% and the average floating rate was 1.9%.

19. Provisions

in millions of Swiss francs – 2002	Note	Restructuring from FIS acquisition	Restructuring	Claims and litigations	Others	Total
Balance at 1 January		-	3	15	5	23
Changes in Group organisation;						
FIS acquisition	4	31	-	-	5	36
Additional provisions		-	-	2	10	12
Unused amounts reversed		-	-	(1)	(1)	(2)
Utilised during the year		(19)	-	(1)	(2)	(22)
Currency translation effects		-	-	(1)	(1)	(2)
Balance at 31 December		**12**	**3**	**14**	**16**	**45**

in millions of Swiss francs – 2001	Restructuring	Claims and litigations	Others	Total
Balance at 1 January	9	17	6	32
Additional provisions	5	2	1	8
Unused amounts reversed	-	-	-	-
Utilised during the year	(11)	(4)	(2)	(17)
Currency translation effects	-	-	-	-
Balance at 31 December	**3**	**15**	**5**	**23**

Restructuring provisions

Restructuring provisions arise from re-organisations of the Group's operations and management structure. It is expected that CHF 1 million will be used during 2003.

Restructuring provisions from FIS acquisition

Provisions for the FIS acquisition have been recognised for compensating FIS employees for terminating of their employment and closing FIS facilities. It is expected that CHF 10 million will be used during 2003.

Claims and litigations

These provisions are made in respect of legal claims brought against the Group and potential litigations. Related estimated legal fees are also included in these provisions. The balance at 31 December 2002 is not expected to be utilised during 2003.

Other provisions

These consist largely of provisions for environmental and similar matters.

20. Equity

At 31 December 2002, the share capital amounts to CHF 87,256,270 divided into 8,725,627 fully paid-up registered shares with a nominal value of CHF 10 each. The Board of Directors has at its disposal conditional capital of a maximum aggregate amount of CHF 10,000,000 that may be issued through a maximum of 1,000,000 registered shares, of which a maximum of CHF 1,000,000 can be used for executive share options plans. There was no more authorised share-capital available.

On 2 May 2002, the Group made use of its authorised share capital by issuing 100,000 registered shares for the FIS acquisition at market value CHF 597 per share which increased the share capital to CHF 87,256,270 divided into 8,725,627 fully paid-up registered shares with a nominal value of CHF 10 each.

On 23 October 2002, the Group started its share buy back programme that will last until 31 March 2003. The Group intends to reduce its share capital from 8,725,627 to 8,000,000 registered shares with a subsequent cancellation of the shares bought back. The buying of a maximum of 725,627 registered shares (representing 8.3% of the share capital) is made through a second trading line on virt-x. The cancellation of the shares must be approved by the Group's shareholders. By 31 December 2002, the Group had repurchased 255,345 registered shares.

Movements in own equity instruments are as follows:

	Number	Price in Swiss francs			Total in millions of Swiss francs
		High	Average	Low	
Balance at 1 January 2002	**398,269**				**184**
Registered shares					
Purchases at cost	714,421	668.59	619.40	542.70	443
Sales at cost	(838,456)	633.82	550.82	476.01	(462)
Realised (gain) loss, net					(42)
Exchangeable bond obligation[1]					7
Derivatives on own shares					
Purchase of open derivatives at cost					29
Sales of open derivatives at cost					(22)
Realised (gain) loss, net					(19)
Balance at 31 December 2002	**274,234**				**118**

[1] *Uncovered portion of the shares to be delivered.*

At 31 December 2002, the Group has purchased call options and written put options to cover the majority of the future obligation related to the exchangeable bond. The outstanding 470 thousand put options held by third parties on the Group's own shares have exercise prices from CHF 550 to CHF 640 per share for which premiums of CHF 16 million were received during the year. The put options can be exercised in June 2006 with gross physical delivery of the shares and are treated as derivatives. The Group's cash commitment is CHF 271 million with a fair value of the related own shares of CHF 291 million.

	Number	Price in Swiss francs			Total in millions of Swiss francs
		High	Average	Low	
Balance at 1 January 2001	**291,259**	**510.40**	**478.30**	**418.15**	**139**
Registered shares					
Purchases at cost	349,728	506.00	483.93	435.37	169
Sales at cost	(242,718)	493.69	459.25	435.37	(111)
Realised (gain) loss, net					(7)
Derivatives on own shares					
Purchase of open derivatives at cost					29
Sales of open derivatives at cost					(29)
Realised (gain) loss, net					(6)
Balance at 31 December 2001	**398,269**				**184**

The Group holds own equity instruments to cover in-part the anticipated obligations related to the executive share options plan and the guaranteed exchangeable bonds issued on 7 June 2001. On 31 December 2002, the Group held 274,234 (2001: 398,269) own shares (of which 255,345 shares relate to the share buy back programme) and derivatives on own shares equating to a net position of 470,000 (2001: 350,000) own shares.

On 26 April 2002 the shareholders approved the distribution of a dividend of CHF 7.00 per share in respect of the 2001 business year. The distribution to holders of outstanding shares amounted to CHF 57 million and has been charged to retained earnings in 2002.

On 18 May 2001 the shareholders approved the distribution of a dividend of CHF 6.50 per share in respect of the 2000 business year. The distribution to holders of outstanding shares amounted to CHF 54 million and has been charged to retained earnings in 2001.

At the Annual General Meeting on 11 April 2003, the Board of Directors will propose a dividend in respect of 2002 business year of CHF 8.10 per share amounting to a total dividend of CHF 71 million.

21. Contingent liabilities

From time to time and in varying degrees, Group operations and earnings continue to be affected by political, legislative, fiscal and regulatory developments, including those relating to environmental protection, in the countries in which it operates.

The industries in which the Group is engaged are also subject to physical risks of various kinds. The nature and frequency of these developments and events, not all of which are covered by insurance, as well as their effect on future operations and earnings are not predictable.

22. Cash Flows from operations

in millions of Swiss francs	2002	2001
Net income	256	274
Non-operating income and expenses	149	122
Operating profit	**405**	**396**
Depreciation of property, plant and equipment	87	78
Amortisation of intangible assets	87	71
Other non-cash income and expenses	(31)	15
Adjustments for non-cash items	**143**	**164**
(Increase) decrease in inventories	(37)	4
(Increase) decrease in accounts receivable	2	50
(Increase) decrease in other current assets	(18)	37
Increase (decrease) in accounts payable	(14)	(34)
Increase (decrease) in other current liabilities	37	(42)
(Increase) decrease in working capital	**(30)**	**15**
Income taxes paid	(91)	(82)
Other operating cash flows, net	(17)	(4)
Cash flows from (for) operating activities	**410**	**489**

23. Related parties

Disclosure of the remuneration paid to the Board of Directors is included in the Corporate Governance section of this document. There are no other significant related party transactions.

24. List of principal Group companies

The following are the principal companies of the Group. The companies are wholly-owned unless otherwise indicated (percentage of voting rights). Share capital amounts are shown in thousands and in local currencies. For the domicile, see page 86.

Switzerland	Givaudan SA	CHF	87,256
	Givaudan Suisse SA	CHF	4,000
	Givaudan Finance SA	CHF	300,000
Argentina	Givaudan Argentina SA	ARS	10
Australia	Givaudan Australia Pty Limited	AUD	10
Bermuda	Givaudan International Ltd	USD	12
	FF Holdings (Bermuda) Ltd	USD	12
Brazil	Givaudan do Brasil Ltda	BRL	26,184
Canada	Givaudan Canada Co.	CAD	12,901
China	Shanghai Givaudan Ltd (85%)	USD	7,750
Colombia	Givaudan Colombia SA	COP	2,869,973
France	Givaudan Participation SAS	EUR	41,067
	Givaudan France Fragrances SAS	EUR	9,600
	Givaudan France Arômes SAS	EUR	1,714
Germany	Givaudan Deutschland GmbH	EUR	4,100
India	Givaudan (India) Private Limited	INR	115,000
	Vinarom Private Limited	INR	99,900
Indonesia	P.T. Givaudan Indonesia	IDR	1,215,600
Japan	Givaudan Japan KK	JPY	2,200,000
Malaysia	Givaudan Malaysia Sdn Bhd	MYR	200
Mexico	Givaudan de Mexico SA de CV	MXN	51,710
Netherlands	Givaudan Nederland B.V.	EUR	4,050
New Zealand	Givaudan New Zealand Ltd	NZD	450
Singapore	Givaudan Singapore Pte Ltd	SGD	12,012
South Africa	Givaudan South Africa (Pty) Ltd	ZAR	2
South Korea	Givaudan Korea Ltd	KRW	550,000
Spain	Givaudan Ibérica, SA	EUR	7,813
Thailand	Givaudan (Thailand) Ltd (79%)	THB	15,400
United Kingdom	Givaudan UK Ltd	GBP	15,700
U.S.A.	Givaudan United States, Inc.	USD	0.05
	Givaudan Fragrances Corporation	USD	0.1
	Givaudan Flavors Corporation	USD	0.1
	Givaudan Flavors, Inc.	USD	1.4

25. Subsequent events

Acquisition

On 20 December 2002, Givaudan (United States) Inc. signed an agreement to acquire 100% control of International Bioflavors Inc. (IBF), located in Wisconsin (USA). IFB is a leading producer of flavours for cheese, dairy flavours and ingredients for as snacks, sauces and soups.

As stated in the agreement, the transaction amounts to USD 21 million and consideration was in the form of cash. The majority of the purchase price was to acquire intangible assets.

The effective acquisition date was the 7 January 2003. At the time of the annual report printing, the fair value of assets and liabilities has not been determined to a sufficient extent to calculate the value of goodwill.

Share buy back programme

By 18 February 2003, the Group had repurchased 592,046 registered shares for its share buy back programme.

PRICEWATERHOUSECOOPERS

PricewaterhouseCoopers SA
Avenue Giuseppe-Motta 50
1211 Geneva
Switzerland
Telephone +41 (22) 748 51 11
Fax +41 (22) 748 51 15

Report of the Group Auditors
to the General Meeting of Givaudan SA
Vernier

As auditors of the Group, we have audited the Consolidated Financial Statements of the Givaudan Group on pages 42 to 72 for the year ended 31 December 2002. These Consolidated Financial Statements are the responsibility of the Board of Directors of Givaudan SA. Our responsibility is to express an opinion on these Consolidated Financial Statements based on our audit. We confirm that we meet the Swiss legal requirements concerning professional qualification and independence.

Our audit was conducted in accordance with auditing standards promulgated by the Swiss profession and with the International Standards on Auditing, which require that an audit be planned and performed to obtain reasonable assurance about whether the Consolidated Financial Statements are free from material misstatement. We have examined on a test basis evidence supporting the amounts and disclosures in the Consolidated Financial Statements. We have also assessed the accounting principles used, significant estimates made and the overall consolidated financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the Consolidated Financial Statements of the Givaudan Group present fairly, in all material respects, the financial position at 31 December 2002, and the results of operations and the cash flows for the year then ended in accordance with the International Financial Reporting Standards and comply with relevant Swiss law.

We recommend that the Consolidated Financial Statements submitted to you be approved.

PricewaterhouseCoopers SA

Ralph R. Reinertsen

Felix Roth

Geneva, 28 February 2003

Pro forma Financial Information related to the FIS Acquisition (unaudited)

Pro forma Consolidated Income Statement for the Year Ended 31 December

in millions of Swiss francs, except per share data	Note	2002	2001
Sales	2	2,796	2,795
Cost of sales	3	(1,470)	(1,485)
Gross profit		**1,326**	**1,310**
as % of sales		*47.4%*	*46.9%*
Marketing, development and distribution expenses		(664)	(662)
Administration expenses		(108)	(121)
Amortisation of intangible assets	4	(98)	(103)
Other operating income (expenses), net	5	(24)	(7)
Operating profit		**432**	**417**
as % of sales		*15.5%*	*14.9%*
Financial income (expenses), net	6	(53)	(23)
Result before taxes		**379**	**394**
Income taxes	7	(103)	(113)
Result after taxes		**276**	**281**
Minority interest		(2)	(1)
Net income		**274**	**280**
as % of sales		*9.8%*	*10.0%*
Earnings per share – basic (CHF)	8	**31.48**	**32.11**
Earnings per share – diluted (CHF)	8	**31.44**	**32.11**

Notes to the Pro forma Condensed Consolidated Income Statement (unaudited)

1. Pro forma information

Pro forma information is presented for illustrative purposes and has been prepared based on the Consolidated Income Statement for the Year Ended 31 December 2001 and 2002 and modified for the significant effects assuming the acquisition of FIS occurred on 1 January 2001. The pro forma information does not purport to represent what the Group's results of operations would actually have been. It has been prepared for illustrative purposes only and, because of their nature, cannot give a complete financial picture of the Group.

2. Sales

Sales to Nestlé realised by FIS are reclassified as sales to third parties. Sales to Givaudan realised by FIS and sales to FIS realised by Givaudan are fully eliminated.

3. Cost of sales

Cost of sales are adjusted correspondingly to the sales adjustments.

4. Amortisation of intangible assets

Goodwill and intellectual property rights amortisation is incorporated in the results as if the acquisition would have occurred on 1 January 2001.

5. Other operating expenses (income), net

One-time operating expenses related to the acquisition are excluded from the income statement.

6. Financial income (expenses), net

The adjustment reflects the increase in interest expense as a result of FIS assumed debt, supplementary debt necessary to finance the acquisition and the decrease in interest income as a result of cash reduction required to purchase the companies.

7. Income taxes

The pro forma adjustment reflects the increase in income taxes related to the above adjustments at the statutory rate of the Group entity in which the related items are recorded.

8. Earnings per share

The basic and diluted earnings per share adjustment reflects the assumption that the issuance of the 100,000 registered shares and the sale of treasury shares of 390,000 had occurred on 1 January 2001.

Statutory Financial Statements of Givaudan SA (Group Holding Company)

Income Statement for the Year Ended 31 December

in millions of Swiss francs	2002	2001
Income from investments in Group companies	113	107
Royalties from Group companies	164	126
Interest income from Group companies	8	15
Other income	192	50
Total income	**477**	**298**
Royalties to Group companies	(1)	(3)
Interest expense	(6)	(5)
Other expenses	(284)	(94)
Withholding and capital taxes	(4)	(2)
Total expenses	**(295)**	**(104)**
Profit before taxes	**182**	**194**
Income taxes	(7)	(7)
Net profit	**175**	**187**

Balance Sheet at 31 December

in millions of Swiss francs	2002	2001
Cash and cash equivalents	253	171
Marketable securities	222	505
Treasury shares allotted to share buy back programme	159	-
Accounts receivable from Group companies	93	12
Other current assets	86	42
Current assets	**813**	**730**
Investments in Group companies	1,406	1,296
Loans to Group companies	398	338
Other long-term investments	2	4
Intangible assets	327	-
Non-current assets	**2,133**	**1,638**
Total assets	**2,946**	**2,368**
Loans from banks	225	5
Accounts payable to Group companies	9	23
Other payables and accrued liabilities	71	58
Current liabilities	**305**	**86**
Loans from Group companies	473	282
Non-current liabilities	**473**	**282**
Total liabilities	**778**	**368**
Share capital	87	86
General legal reserve	66	17
Reserve for own equity instruments	171	194
Free reserve	1,472	1,296
Retained earnings		
Balance brought forward from previous year	197	220
Net profit of the year	175	187
Equity	**2,168**	**2,000**
Total liabilities and equity	**2,946**	**2,368**

Notes to the Statutory Financial Statements

1. General

The financial statements of Givaudan SA, Vernier near Geneva in Switzerland, are prepared in accordance with the provisions of Swiss company law and accepted business principles.

2. Valuation methods and translation of foreign currencies

Investments in and loans to Group companies are stated respectively at cost and nominal value less appropriate write-downs. Marketable securities are shown at the lower of cost or market value. Derivatives are re-valued at fair value.

In the balance sheet, foreign currency assets and liabilities are re-measured at year-end exchange rates with the exception of investments in Group companies which are valued at historical exchange rates. Foreign currency gains and losses are recorded in the income statement except for unrealised foreign currency gains which are deferred in the balance sheet.

3. Guarantees

Guarantees issued in favour of Group companies amounted to CHF 648 million (2001: CHF 648 million).

4. Equity

At 31 December 2002, the share capital amounts to CHF 87,256,270 divided into 8,725,627 fully paid-up registered shares with a nominal value of CHF 10 each. The Board of Directors have at its disposal conditional capital of a maximum aggregate amount of CHF 10,000,000 that may be issued through a maximum of 1,000,000 registered shares, of which a maximum of CHF 1,000,000 can be used for executive share options plans. There was no authorised share-capital available for the Board of Directors.

On 2 May 2002, the Group made use of its authorised share capital, by issuing 100,000 registered shares for the FIS acquisition which increased the share capital to CHF 87,256,270 divided into 8,725,627 fully paid-up registered shares with a nominal value of CHF 10 each.

On 23 October 2002, the Group started its share buy back programme and will last until 31 March 2003. The Group intends to reduce its share capital from 8,725,627 to 8,000,000 registered shares with a subsequent cancellation of the shares bought back. The buying of a maximum of 725,627 registered shares (representing 8.3% of the share capital) is made through a second trading line on virt-x.

The cancellation of the shares must be approved by the Group's shareholders. By 31 December 2002, the Group had repurchased 255,345 registered shares.

Movements in own equity instruments:

	Number	Price in Swiss francs			Total in millions of Swiss francs
		High	Average	Low	
Balance at 1 January 2002	398,269	506.00	467.86	427.50	186
Purchases at cost	714,421	668.59	619.40	542.70	443
Sales and transfers at cost	(838,456)	633.74	546.95	467.86	(459)
Adjustments to fair value					-
Balance at 31 December 2002	274,234	668.59	620.34	467.86	170

	Number	Price in Swiss francs			Total in millions of Swiss francs
		High	Average	Low	
Balance at 1 January 2001	219,307	510.40	428.06	418.15	94
Purchases at cost	393,962	506.00	475.16	427.50	187
Sales and transfers at cost	(215,000)	445.69	440.64	428.05	(95)
Adjustments to fair value					-
Balance at 31 December 2001	398,269	506.00	467.86	427.50	186

As 31 December 2002, there are no other companies controlled by Givaudan SA that hold own shares.

According to the information available to the Board of Directors at 31 December 2002, Nestlé SA with 9.89% of Givaudan shares was the only shareholder who held more than 5% of the total share capital.

5. Movements in equity

in millions of Swiss francs – 2002	Share Capital	General legal reserve	Reserve for own equity instruments	Free reserve	Retained earnings	Total
Balance at 1 January 2002	86	17	194	1,296	407	2,000
Issue of share capital	1	49	-	-	-	50
Appropriation of available earnings						
Transfer to the general legal reserve	-	-	-	-	-	-
Transfer from the reserve for own equity instruments	-	-	(23)	23	-	-
Transfer to the free reserve	-	-	-	150	(150)	-
Dividend paid relating to 2001	-	-	-	3	(60)	(57)
Net profit of the year	-	-	-	-	175	175
Balance at 31 December 2002	**87**	**66**	**171**	**1,472**	**372**	**2,168**

in millions of Swiss francs – 2001	Share Capital	General legal reserve	Reserve for own equity instruments	Free reserve	Retained earnings	Total
Balance at 1 January 2001	86	3	132	762	884	1,867
Appropriation of available earnings						
Transfer to the general legal reserve	-	14	-	-	(14)	-
Transfer to the reserve for own equity instruments	-	-	62	(62)	-	-
Transfer to the free reserve	-	-	-	594	(594)	-
Dividend paid relating to 2000	-	-	-	2	(56)	(54)
Net profit of the year	-	-	-	-	187	187
Balance at 31 December 2001	**86**	**17**	**194**	**1,296**	**407**	**2,000**

6. List of principal direct subsidiaries

The following are the principal direct subsidiaries of the company, which are wholly-owned unless otherwise indicated (percentage of voting rights).

Switzerland	Givaudan Suisse SA
	Givaudan Finance SA
Argentina	Givaudan Argentina SA
Australia	Givaudan Australia Pty Limited
Brazil	Givaudan do Brasil Ltda
China	Shanghai Givaudan Ltd (85%)
Colombia	Givaudan Colombia SA
France	Givaudan Participation SAS
Germany	Givaudan Deutschland GmbH
India	Givaudan (India) Private Limited
Indonesia	P.T. Givaudan Indonesia
Japan	Givaudan Japan KK
Malaysia	Givaudan Malaysia Sdn Bhd
Mexico	Givaudan de Mexico SA de CV
Netherlands	Givaudan Nederland B.V.
New Zealand	Givaudan New Zealand Ltd
Singapore	Givaudan Singapore Pte Ltd
South Africa	Givaudan South Africa (Pty) Ltd
South Korea	Givaudan Korea Ltd
Spain	Givaudan Ibérica, SA
Thailand	Givaudan (Thailand) Ltd (79%)
United Kingdom	Givaudan UK Ltd

Appropriation of Available Earnings of Givaudan SA

Proposal of the Board of Directors to the General Meeting of Shareholders

in Swiss francs	**2002**	**2001**
Net profit of the year	175,293,063	187,323,435
Balance brought forward from previous year	196,478,311	219,534,265
Total available earnings	**371,771,374**	**406,857,700**
Transfer to general legal reserve	-	-
Distribution of an ordinary dividend of CHF 8.10 gross per share (2001: CHF 7.00)	70,677,579	60,379,389
Transfer to free reserve	150,000,000	150,000,000
Total appropriation of available earnings	**220,677,579**	**210,379,389**
Amount to be carried forward	**151,093,795**	**196,478,311**

PRICEWATERHOUSECOOPERS

PricewaterhouseCoopers SA
Avenue Giuseppe-Motta 50
1211 Geneva
Switzerland
Telephone +41 (22) 748 51 11
Fax +41 (22) 748 51 15

Report of the Statutory Auditors
to the General Meeting of Givaudan SA
Vernier

As statutory auditors, we have audited the accounting records and the financial statements on pages 76 to 81 of Givaudan SA for the year ended 31 December 2002.

These financial statements are the responsibility of the Board of Directors. Our responsibility is to express an opinion on these financial statements based on our audit. We confirm that we meet the Swiss legal requirements concerning professional qualification and independence.

Our audit was conducted in accordance with auditing standards promulgated by the Swiss profession, which require that an audit be planned and performed to obtain reasonable assurance about whether the financial statements are free from material misstatement. We have examined on a test basis evidence supporting the amounts and disclosures in the financial statements. We have also assessed the accounting principles used, significant estimates made and the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the accounting records and financial statements and the proposed appropriation of available earnings comply with relevant Swiss law and the company's articles of incorporation.

We recommend that the financial statements submitted to you be approved.

PricewaterhouseCoopers SA

Ralph R. Reinertsen

Felix Roth

Geneva, 28 February 2003



Givaudan World-wide

Givaudan is the global expert
for vanilla flavours

Givaudan has over 100 years of experience in sourcing vanilla beans and extracting vanilla, thus complementing our flavour development for fresh dairy, ice cream, bakery, beverage and savoury products.

Givaudan is one of the world's largest buyers and processors of vanilla beans. The purchasing specialists from Givaudan travel to the vanilla bean growing countries to inspect and select the highest quality vanilla beans.

Givaudan has developed specialized extraction methods which capture the full profile of the vanilla beans. These unique processes retain the full bouquet of the vanilla extract even at the higher folds.

The formation of vanillin in the vanilla pods occurs during the curing process by enzymatic degradation of a ferulic acid derivative. In our biotechnology department, we set out to imitate this reaction with the aid of microbes. Using natural ferulic acid as a starting point, we succeeded in producing a natural, biotechnologically derived vanillin.

The process uses a carefully selected micro-organism with the same metabolic capacities as vanilla pods. The new substance meets "Natural" status EU and FDA requirements.

Givaudan World-wide

ARGENTINA
Givaudan Argentina SA
San Lorenzo 4759
Esquina Ave Mitre
1605 Munro Prov. Buenos Aires

AUSTRALIA
Givaudan Australia Pty Ltd
9 Carolyn Street
P.O. Box 6125
Silverwater N.S.W 2128

AUSTRIA
Givaudan Austria GmbH
Twin Tower Vienna
Wienerbergstrasse 11
1810 Vienna

BERMUDA
Givaudan International Ltd
Hamilton
FF Holdings (Bermuda) Ltd
Hamilton

BRAZIL
Givaudan do Brasil Ltda
Av. Engenheiro Billings, 2185 - Jaguaré
São Paulo - SP - CEP 05321-010
Caixa Postal: 66041

CANADA
Givaudan Canada Co.
2400 Matheson Boulevard, East
Mississauga, Ontario
L4W – 5G9

CHILE
Givaudan Chile Limitada
Luis Rodríguez Velasco 4717, oficina 212
Las Condes, Santiago

CHINA
Flavours & Fragrances Creation, Sales & Production
Shanghai Givaudan Ltd
298 Li Shi Zhen Road
PuDong Zhang Jiang High-Tech Park
Shanghai 201203

Flavours & Fragrances Sales
Shanghai Givaudan Ltd
Guangzhou Representative Office
17/F, Yin zheng Building
338 Huan Shi Dong Road
Guangzhou 510060

Shanghai Givaudan Ltd
Beijing Representative Office
Room 409, Beijing Kelun Building
12A Guanghua Road
Beijing 100020

Shanghai Givaudan Ltd
Chongqing Representative Office
Room 1501 A, Metropolitan Mansion
68 Zourong Road, Central District
Chongqing 400010

Givaudan Hong Kong Ltd
17A, Lippo Leighton Tower
103-109 Leighton Road
Causeway Bay
Hong Kong

COLOMBIA
Givaudan Colombia SA
Carrera 99 No 46-A-22
151196 Bogota, D.C.

CZECH REPUBLIC (and SLOVAKIA)
Givaudan CR, s.r.o
Klimentska 10
110 00 Praha 7

DENMARK
Givaudan Scandinavia A/S
Lygten 2C
2400 Kobenhavn NV

FINLAND (ESTONIA, LITHUANIA, LATVIA)
Givaudan Finland Representative Office
Kauppakartanonkatu 7 A 44
00930 Helsinki

FRANCE
Givaudan Participation SAS
55, Voie des Bans, B.P. 24
95102 Argenteuil

Flavours
Givaudan France Arômes SAS
Zac Paris Nord II - 89/103 rue des Chardonnerets
93290 Tremblay en France
Postal Address:
BP 50250
95956 Roissy CDG Cedex

Fragrances Sales & Production
Givaudan France Fragrances SAS
55, Voie des Bans, B.P. 24
95102 Argenteuil

Fine Fragrance Studio
Givaudan France Fragrances SAS
46, avenue Kleber
75116 Paris

Creative Fragrance Centre
Givaudan France Fragrances SAS
55, Voie des Bans, B.P. 98
95102 Argenteuil

Fragrances Production
Givaudan France Fragrances SAS
62, rue Paul Cazeneuve, B.P. 8236
69355 Lyon

GERMANY
Flavours
Givaudan Deutschland GmbH
Giselherstrasse 11
44319 Dortmund

Fragrances
Givaudan Deutschland GmbH
Flughafenstrasse 54
22335 Hamburg

HUNGARY
Givaudan Schweiz AG
Hungary Commercial Representation Office
Karoly krt. 11
1075 Budapest

INDIA
Flavours & Fragrances Sales
Givaudan (India) Private Limited
Bonanza Bldg 401-410
Sahar Plaza Complex
A Wing, M.V. Road
Andheri East
Mumbai 400 059

Creative Fragrance Centre
Givaudan (India) Private Limited
13th Floor
Prestige Meridian 1
29 M. G. Road
Bangalore 560 001

Flavours & Fragrances Production
Vinarom Private Limited
lot No.26, 2nd Cross
Jigani Industry Area
Jigani 562106
Anekal Paluk, Karnataka State

INDONESIA
P.T. Givaudan Indonesia
S. Widjojo Centre 6th Floor
JL. Jendral Sudirman 71
Jakarta 12190

ITALY
Givaudan Italia SpA
Via XI Febbraio, 99
20090 Vimodrone, Milan

JAPAN
Givaudan Japan KK
3-23 Shimomeguro 2-chome
Meguro-ku
Tokyo 153-0064

MALAYSIA
Givaudan Malaysia Sdn Bhd
Unit 742, Block A,
A-901 Menara 1, Kelana Brem Towers
Jalan SS 7/15 (Jalan Stadium)
47301 Petaling Jaya
Selangor Darul Ehsan

MEXICO
Flavours
Givaudan de Mexico SA de CV
Eje Norte-Sur N° 11, CIVAC
62500 Jiutepec, Morelos

Fragrances
Givaudan de Mexico SA de CV
Avenida Paseo de la Reforma No. 2620, piso
9 Edificio Reforma Plus Col. Lomas Atlas
11950, D.F.

NETHERLANDS
Givaudan Nederland B.V.
Nijverheidsweg 60
P.O. Box 414
3770 AK Barneveld

NEW ZEALAND
Givaudan New Zealand Ltd
Schofield House/1st Floor
15 Putney Way
Manukau City, Auckland

PERU
Givaudan Perù SAC
Av. Víctor Andrés Belaunde 147
Centro Empresarial Real.
Torre Real 6. Of . 203
San Isidro Lima 27

PHILIPPINES
Givaudan Singapore Pte Ltd
Philippines Regional Headquarters
3/F, Roche Building
2252 Don Chino Roces Avenue
1231 Makati City, Metro Manila

POLAND
Givaudan Polska Sp.zo.o.
Ul Podchorazych 83
00-722 Warszawa

RUSSIAN FEDERATION
Givaudan Schweiz AG
Representative Office in Moscow
Kosmodamianskaya nab. 52/1, 8th floor
115054 Moscow

SINGAPORE
Givaudan Singapore Pte Ltd
1 Woodlands Avenue 8
Singapore 738972

SOUTH AFRICA
Givaudan South Africa (Pty) Ltd
51A Galaxy Avenue
Linbro Business Park
Frekenwald
Sandton

SOUTH KOREA
Givaudan Korea Ltd
31F, The MMAA Bldg
467-12 Dogok-Dong
Gangnam-Gu, Seoul 135-270

SPAIN
Givaudan Ibérica, SA
Pla d'en Batlle s/n,
08470 Sant Celoni, Barcelona

Givaudan Ibérica, SA
Colquide, 6
Edificio Prisma I, 2ª Planta
28230 Las Rozas
Madrid

SWITZERLAND
Corporate Headquarters
Givaudan SA
Chemin de la Parfumerie 5
1214 Vernier

Givaudan Finance SA
Chemin de la Parfumerie 5
1214 Vernier

Fragrances
Givaudan Suisse SA
Chemin de la Parfumerie 5
1214 Vernier

Flavours Creation, Sales & Production
Givaudan Schweiz AG
Ueberlandstrasse 138
8600 Dübendorf

Fragrances Corporate Research
Givaudan Schweiz AG
Ueberlandstrasse 138
8600 Dübendorf

Flavours
Givaudan Schweiz AG
8310 Kemptthal

TAIWAN
Givaudan Singapore Pte Ltd
Taiwan Branch
7/F N° 303, Sec. 4
Hsin Yi Road, Taipei

THAILAND
Givaudan (Thailand) Ltd
87/2 All Season Place, CRC Tower
19th Floor, Wireless Road, Lumpini,
Pathumwan, Bangkok 10330

TURKEY
Givaudan Aroma ve
Esans Sanayi ve Ticaret Ltd St.
Ebulula Cad. Gul Sokak
Sitki Ciftci Bloklari A19 Daire : 6-7
Akatlar, Istanbul

UNITED ARAB EMIRATES
Givaudan Suisse SA
(Dubai Branch)
Gulf Towers - 901-902
P.O. Box 33170 Dubai

UNITED KINGDOM
Flavours
Givaudan UK Ltd
Chippenham Drive
Kingston
Milton Keynes, MK10 OAE

Fragrances
Givaudan UK Ltd
Magna House
76-80 Church Street
Staines, Middx. TW18 4XR

UNITED STATES
Givaudan United States, Inc.
One Commerce Center
1201 N. Orange Street
Suite 1050
Wilmington, Delaware 19801

Flavors creation, sales & production
Givaudan Flavors Corporation
1199 Edison Drive
Cincinnati, Ohio 45216

Flavors Corporate Research
Givaudan Flavors Corporation
1199 Edison Drive
Cincinnati, Ohio 45216

Flavors production
Givaudan Flavors Corporation
9500 Sam Neace Drive
Florence, KY 41042

Givaudan Flavors Corporation
Merry Lane
East Hanover, NJ 07936

Givaudan Flavors Corporation
4705 U.S. Highway 92 East
Lakeland, FL 33801-3255

Givaudan Flavors Corporation
231 Rock Industrial Park Drive
Bridgeton, Missouri 63044

Givaudan Flavors, Inc.
231 Rock Industrial Park Drive
Bridgeton, Missouri 63044

Creative Fragrance Centre
Givaudan Fragrances Corporation
1775 Windsor Road
Teaneck, N.J. 07666

Fine Fragrance Studio
Givaudan Fragrances Corporation
40 West 57th St. 11th floor
New York, NY 10019 US

Fragrances Production
Givaudan Fragrances Corporation
International Trade Center
300 Waterloo Valley Road
Mount Olive, NJ 07828

Fragrances Sales
Givaudan Fragrances Corporation
7762 Crystal Cove Pointe
Maineville, OH 45039

Givaudan Fragrances Corporation
929 W. California Avenue
Mill Valley, CA 94941

Givaudan Fragrances Corporation
225 Avenue I, Suite 202
Redondo Beach, CA 90277-5618

Givaudan Fragrances Corporation
30 Quail Drive
Lake Forest, IL 60045

VENEZUELA
Givaudan Venezuela SA
4ta Av. Los Palos Grandes con
Av. Fco. de Miranda
Torre Alcatel, piso 1, ofic C
Los Palos Grandes
Caracas 1060

VIETNAM
Givaudan Singapore Pte Ltd
Vietnam Representative Office
Fosco Building 1
Rm 52, 5th Fl, 6 Phung Khac Khoan Street
District 1
Ho Chi Minh City

Financing / Services
Sales
Creation / Application
Production

Contacts

Givaudan SA
Chemin de la Parfumerie 5
CH – 1214 Vernier, Switzerland
T + 41 22 780 91 11
F + 41 22 780 91 50
www.givaudan.com

Credits

Photos
Dr h. c. Roman Kaiser
Research Director
Givaudan Dübendorf AG, Switzerland

Looka Studio
Grandvaux / Vaud, Switzerland

Design and Typesetting
Latitudesign
Geneva, Switzerland

Photolithography
Scangraphic SA
Nyon / Vaud, Switzerland

Printing
Atar Roto Presse SA
Vernier / Geneva, Switzerland

The Givaudan annual report is published in English, German and French

All trademarks mentioned enjoy legal protection

Chlorine-free paper – Printed in Switzerland

Vanilla applications in food and beverages

In the ice cream segment, vanilla has long been the most popular flavour, and remains the top seller on the markets. A study of new product launches in Europe over the past five years shows that vanilla represents an average of 25% of all ice cream introductions, and is ranked as the number one flavour.

Vanilla is also ideal in flavour combinations, and when mixed with milk, cream or butter flavours it transforms a non-fat or low-fat ice cream into a rich frozen dessert with plenty of body and flavour.

Desserts are often the highlight of a meal, and vanilla is one of the most luxurious flavours you can serve. All vanilla flavour variants – particularly those with a Bourbon or creamy character – work well in all types of desserts.

Yoghurt is an important dairy product. However, its sour background places high demands on the vanilla flavouring. Only a few flavours, usually Bourbon and beany varieties, blend well and produce nicely balanced products. Vanilla yoghurts and other fermented milk products are often combined with fruits such as strawberry, cherry, peach, blackcurrant and raspberry.

Milk-based drinks are becoming increasingly popular. Their dairy-sweet background provides perfect support for all vanilla flavours and satisfies consumers' demand for a pleasant and rich mouthfeel sensation.

Givaudan SA Chemin de la Parfumerie 5, CH-1214 Vernier, Switzerland
T +41 22 780 91 11 • F +41 22 780 91 50 • www.givaudan.com